Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07007-2615
January 19, 2006
Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	MSW Energy Holdings LLC
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 17, 2005
Form 10-Q for Quarterly Period Ended March 31, 2005
Form 10-Q for Quarterly Period Ended June 30, 2005
File No. 333-109049
Dear Mr. Ohsiek:
     We are responding to your letter dated November 3, 2005 (the “Comment Letter”). To facilitate your review, the comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type.
Form 10-K for Fiscal Year Ended December 31, 2004
Item 8. Financial Statements and Supplementary Data, page 23
Notes to Consolidated Financial Statements, page 29
Note 3, Acquisition of Membership Interests in Ref-Fuel Holdings, page 34
1.	We reviewed your response to comment 5 in our comment letter dated September 30, 2005. Please elaborate on your basis in GAAP for recording your obligations under the Duke Agreement in purchase accounting, including references to authoritative guidance. Also clarify what you mean when you say that “[t]he asset relating to these on-going services . . . was also valued in purchase accounting. Ensure we understand the basis in GAAP for this accounting as well. In responding to our comment, please tell us more about the nature and terms of the original Support Agreement and the Duke Agreement. Please also clarify which “service agreement” you are referencing in the third paragraph of your response. Please note that in the purchase accounting process, provisions for future expenditures not recorded by the acquired entity should be limited to obligations that exist as of the combination date. Provisions should not be made when the effect is to relieve future income statements of charges related to ongoing operations. Ensure your response is clear in terms of how your accounting is consistent with this understanding.

Mr. George F. Ohsiek, Jr.
January 19, 2006

Response: In order to effectively respond to the Staff’s comment and as discussed with the Staff, by way of background, MSW Energy Holdings LLC (the “Company”) hereby provides a more detailed explanation of the history and organizational structure of the Company, its subsidiaries and certain affiliates as well as the accounting and transactions relating to Essex (as hereinafter defined).
American Ref-Fuel Holdings Corp. (referred to as “Ref-Fuel” herein and formerly known as United American Energy Holdings Corp. and currently known as Covanta ARC Holdings Inc. following its acquisition by Covanta Holding Corporation in June 2005) is the ultimate parent of the Company and is principally engaged in the ownership, through holding and operating companies, in the waste-to-energy facilities of American Ref-Fuel Company, LLC. (sometimes referred to as “ARC LLC” herein and formerly known as Duke/UAE Holdings LLC (sometimes referred to as “Duke/UAE” herein) and currently known as Covanta ARC LLC.).
History and Background — Prior to Formation of the Company
In the late 1980’s and 1990’s, Browning Ferris Industries, Inc. (“BFI”) and Air Products and Chemicals, Inc. (“APCI”) formed several 50%/50% joint ventures to develop, construct, own and operate waste-to-energy facilities. One of these joint ventures involved the formation in the late 1980’s of the Essex project company (currently known as Covanta Essex Company and formerly known as American Ref-Fuel Company of Essex County and referred to herein as “Essex”) in a 50%/50% joint venture to develop, construct, own and operate the Essex County Resource Recovery Facility, located in Newark, New Jersey (the “Essex Facility”). The Essex Facility began commercial operations in 1991.
The other major project participant in the Essex Facility is the Port Authority of New York and New Jersey (the “Port Authority”). The Port Authority leased the project site to Essex on a long-term basis, provided the financing for construction and entered into a service agreement, which obligates Essex to construct and operate the Essex Facility and obligates the Port Authority to deliver certain quantities of waste to the Essex Facility, to pay certain tipping fees in respect thereof, and to share certain contingent costs and liabilities of operating the project. The service agreement allocates to Essex the risk of contingent costs and liabilities of operating the project to the extent the Port Authority does not share in such costs and liabilities under the provisions of the service agreement.
Recognizing that Essex was a project company with limited assets beyond its interest in the Essex Facility, the Port Authority required the parent companies of Essex, BFI and APCI, to enter into a company support agreement (the “Original Support Agreement”) contemporaneously with the service agreement, lease and financing documents. The Original Support Agreement, subject to certain limitations, obligated each of BFI and APCI, on a several but not joint basis, to each make 50% of the capital and other contributions to Essex necessary to remedy the occurrence of the contingent costs and liabilities allocated to Essex under the provisions of the service agreement. The project documents did not permit Essex to release BFI or APCI from their respective obligations under the Original Support Agreement without the consent of the Port Authority.

Mr. George F. Ohsiek, Jr.
January 19, 2006

In 1997, APCI sought to divest its interests in Essex and in all of the other waste-to-energy project companies that it jointly owned and operated with BFI (the “APCI Divestiture”). As noted above, APCI and BFI each held a 50% interest in the separate waste-to-energy project companies that they jointly owned and operated. APCI entered into a purchase and sale agreement for its entire interest in Essex with Duke/UAE Holdings LLC (“Duke/UAE”)1, which was a majority owned, indirect subsidiary of Duke Energy Corporation (“Duke Energy”). Accordingly, in a joint venture with Duke Energy in December 1997, through its subsidiary, United American Energy Corporation (“UAE”)2, Ref-Fuel acquired a 35% indirect interest in Duke/UAE.
In connection with the APCI Divestiture, APCI requested consent from the Port Authority to be released from the Original Support Agreement and to substitute Duke Capital Corporation (“Duke Capital”), a wholly-owned subsidiary of Duke Energy and an affiliate of Duke/UAE, on the Original Support Agreement. The Port Authority granted its consent, and the Original Support Agreement was replaced by the 1997 Amended and Restated Support Agreement (the “Amended Support Agreement”), pursuant to which Duke Capital assumed the obligations of and replaced APCI as the obligated party together with BFI under the Amended Support Agreement. The other terms of the Amended Support Agreement remained the same as in the Original Support Agreement. A copy of the Amended Support Agreement is provided supplementally to the Staff and is attached hereto as Exhibit A.
In 2001, BFI, the other original member of the various joint ventures, sought to divest its 50% interest in Essex and in the other Duke/UAE waste-to-energy joint venture project companies, in which it also held a 50% interest (the “BFI Divestiture”). BFI entered into a purchase and sale agreement for its entire interest in such joint ventures with its then current co-venturer - Duke/UAE. In connection with the BFI Divestiture and the acquisition by Duke/UAE of the remaining interests in Essex and the other joint venture project companies, Duke and UAE restructured and allocated their aggregate interests in Essex and each of the other waste-to-energy project companies such that following the consummation of the BFI Divestiture each of Duke and UAE owned a 50% interest in each of such entities through their ownership of all interests in Ref-Fuel Holdings LLC, which in turn owned all interests in Duke/UAE. As noted above, in connection with these transactions, Duke/UAE changed its name to American Ref-Fuel Company, LLC (hereafter referred to as “ARC LLC”). As a result, in April 2001, the Company’s ultimate parent, Ref-Fuel, increased its ownership interest in Ref-Fuel Holdings LLC from 35% to 50%.
In connection with the BFI Divestiture, BFI requested consent from the Port Authority to be released from the Amended Support Agreement and to substitute ARC LLC on the Amended

[1]	As noted above, Duke/UAE subsequently changed its name to American Ref-Fuel Company, LLC and is also referred to in this letter as “ARC LLC” depending upon the timing of the events which such terms are being used to describe.

[2]	UAE subsequently changed its name to Ref-Fuel Corporation, and following the acquisition of American Ref-Fuel Holdings Corp. by Covanta Holding Corporation in June, 2005 changed its name again to Covanta Ref-Fuel Corporation.

Mr. George F. Ohsiek, Jr.
January 19, 2006

Support Agreement. However, unlike in the APCI Divestiture to Duke Energy, the Port Authority refused to grant such consent.
Consequently, BFI and Duke Capital both remained bound to the Port Authority with respect to their several but not joint 50% support obligations under the Amended Support Agreement following the sale of BFI’s interests in the Essex Facility notwithstanding the fact that BFI no longer had any post-closing ownership interest in Essex. In order to address the issue posed by BFI’s continuing obligation in the absence of any post-closing ownership interest in Essex, BFI required Essex and ARC LLC to enter into a reimbursement agreement (the “BFI Reimbursement Agreement”), pursuant to which, among other things, Essex and ARC LLC agreed to reimburse BFI for any amounts BFI paid to Essex in respect of BFI’s several obligation to make 50% of the capital and other contributions necessary to remedy the occurrence of certain contingent events at the Essex project under the Amended Support Agreement. At the same time, Duke Capital negotiated for and obtained a similar reimbursement agreement, dated as of April 30, 2001 (the “Duke Reimbursement Agreement”), pursuant to which among other things, Essex and ARC LLC agreed to reimburse Duke Capital for amounts Duke Capital paid to Essex in respect of Duke Capital’s several obligation to make 50% of the capital and other contributions necessary to remedy the occurrence of certain contingent events at the Essex project under the Amended Support Agreement. A copy of the Duke Reimbursement Agreement is provided supplementally to the Staff and is attached hereto as Exhibit B.
History and Background — Formation of the Company
The Company was formed in March 2003 as a Delaware limited liability company for the purpose of acquiring an indirect membership interest in Ref-Fuel Holdings LLC (a holding company for the ARC LLC interests) from Duke Energy. The sale of Duke Energy’s indirect 50% interest in ARC LLC’s parent company, Ref-Fuel Holdings LLC (the “Duke Energy Divestiture”), was effected through the sale of such interests to the Company pursuant to an Equity Purchase Agreement dated as of March 19, 2003 (the “Purchase Agreement”).3
In connection with the Duke Energy Divestiture, Duke Energy sought to have its subsidiary, Duke Capital, released from its obligations under the Amended Support Agreement and to substitute ARC LLC as the obligated party to the Port Authority under the Amended Support Agreement. As with the BFI Divestiture, the Port Authority refused to grant such consent and release Duke Capital from its obligations.
Unlike the prior situation with BFI, however, Duke Energy, in response to its continuing obligations under the Amended Support Agreement following consummation of the Duke Energy Divestiture (which included the Essex Facility), and notwithstanding the obligations of Essex and ARC LLC under the Duke Reimbursement Agreement to reimburse Duke Capital for any payments made by Duke Capital under the Amended Support Agreement, as a condition to closing the transactions contemplated under the Purchase Agreement, required the Company to

[3]	In order to prevent termination of entities treated as partnerships for tax purposes under applicable tax laws, rules and regulations, an indirect, wholly-owned subsidiary of Duke Energy retained a 0.2% interest in Ref-Fuel Holdings LLC until September, 2005 when such interest was acquired by the Company.

Mr. George F. Ohsiek, Jr.
January 19, 2006

enter into the Agreement dated as of June 30, 2003 (the “Duke Agreement”). The Duke Agreement, among other things, provided that for as long as Duke Capital remains obligated under the Amended Support Agreement, the Company will pay to Duke Capital the amounts described in Note 3 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.
On June 25, 2003, the Company completed the issuance of $200 million aggregate principal amount of 8.5% senior notes due 2010. Net proceeds from the financing were used, together with capital contributions, to fund the acquisition of its indirect membership interest in Ref-Fuel Holdings LLC. As of the date of this letter, no amounts have been paid under the Amended Support Agreement or the Reimbursement Agreement.
In order to assist the Staff, we are providing supplementally to the Staff attached as Exhibits C and D hereto a summary timeline and graphical presentation of the foregoing. In addition, we refer the Staff to the organizational chart located on page S-48 of that certain Prospectus Supplement of Covanta Holding Corporation dated May 31, 2005, a copy of which is attached as Exhibit E hereto.
Accounting for Obligations under the Duke Agreement
In response to the Staff’s comment, the Company advises that it recorded its obligations under the Duke Agreement in purchase accounting based on the provisions of Statement of Financial Accounting Standards 141 Business Combinations (“SFAS 141”), which provides in its relevant part as follows:
assets are commonly acquired in exchange transactions that trigger the initial recognition of the assets acquired and any liabilities assumed. If the consideration given in exchange for the asset (or net assets) acquired is in the form of assets surrendered (such as cash), the assets surrendered are derecognized at the date of acquisition. If the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued are initially recognized at the date of acquisition.
Accordingly, the present value of the liability incurred under the Duke Agreement in connection with the acquisition transaction was recognized in purchase accounting as of the date of the acquisition because: (i) the obligations that were assumed by the Company under the Duke Agreement existed as of the combination date; (ii) the assumption of such liabilities and the obligations to make the related payments were a condition to the purchase; and (iii) the Company did not expect to receive (and does not receive) any continuing economic benefit from the Duke Agreement. The Duke Agreement, however, did result in the satisfaction of a material condition to the consummation of the transactions contemplated under the related Purchase Agreement; and the purchase of the Essex project could not have been consummated if the Company had not entered into and agreed to the terms set forth in the Duke Agreement. As further evidence of such accounting treatment, as noted above, when another former owner sold its 50% interest in Ref-Fuel in a prior transaction, such former owner did not require any additional payments (such

Mr. George F. Ohsiek, Jr.
January 19, 2006

as those required under the Duke Agreement) in consideration for its post-closing continuing obligations under the Amended Support Agreement. Consequently, since the Duke Agreement was a negotiated part of the overall purchase transaction and there were no future economic benefits associated with the Duke Agreement and its continuing payment stream, it was appropriate to account for the Duke Agreement obligations following purchase accounting consistent with SFAS 141.
In addition, this liability represented a contingent consideration agreement, as it was the intention of the Company upon entering into the Purchase Agreement, and is the current intention of the Company as of the date hereof, to attempt to negotiate with the Port Authority to release Duke Capital from the Amended Support Agreement once it was able to do so. Following the guidance in SFAS 141, in the event of the early termination of this Duke Agreement, the liability previously recorded by the Company relating to the payment stream under the Duke Agreement would be adjusted to recognize a reduction of an obligation to the Company and the termination of the excess liability (relating to the previously recorded future obligation) would be treated as a reduction to the assigned assets.
Although no direct economic benefit is derived by the Company or any other wholly-owned subsidiary entity of the Company, the Staff has noted the ownership interests in Ref-Fuel Holdings LLC by the Company’s sister entity MSW Energy Holdings II LLC (“MSW II”). MSW II is a separate issuer and voluntary filer with the Commission with respect to its outstanding notes. However, the fact that another related entity shares an indirect ownership interest in Essex does not result in any economic benefit being conferred to such entity by the Duke Agreement. Any payments that might be made, or obligations to make such payments, by ARC LLC or Essex under either the Duke Reimbursement Agreement or the BFI Reimbursement Agreement would be liabilities of ARC LLC and Essex pursuant to those agreements. Accordingly, even if payments were made to Duke Capital under the Duke Reimbursement Agreement and MSW II shared in the pro rata reduction in the enterprise value of ARC LLC or Essex, such liability and diminution in value would be the result of pre-existing obligations of such parties and fully independent from any payments made by the Company to Duke Capital pursuant to the Duke Agreement. The reimbursement obligations of ARC LLC and Essex preceded the formation of the Company, MSW II’s acquisition of its interests in ARC LLC and the Company’s obligation to make payments to Duke Capital under the Duke Agreement. Such reimbursement obligations under the Duke Reimbursement Agreement (as well as the BFI Reimbursement Agreement) would have existed whether or not the Company was required to enter into the Duke Agreement in order to consummate the Duke Energy Divestiture. Thus, the payment obligations under the Duke Agreement are independent from and do not confer any economic benefit upon MSW II. Finally, as further evidence of the absence of any economic benefit, if the converse facts are examined and the payments under the Duke Agreement are terminated, MSW II will neither benefit or be harmed in any economic sense.
Clarifications to Prior Comment Letter Responses
In response to the Staff’s comment to clarify our previous response regarding the reference to the phrase “[t]he asset relating to these on-going services. . . was also valued in purchase

Mr. George F. Ohsiek, Jr.
January 19, 2006

accounting,” we advise the Staff that the obligations under the Duke Agreement were but one of numerous purchase transaction components evaluated and the choice of (in hindsight, confusing) the term “on-going services” was intended to refer to the ongoing payment obligations under the Duke Agreement since no actual “services” are or were provided. Together, all of the items considered established the fair value.
Finally, the Company notes that its reference to a “service agreement” in its October 19, 2005 response letter referred to the service agreement with the Port Authority, which is discussed above and relates to the Essex project wherein Essex leases and operates the Facility pursuant to a lease, service agreement and related project documents between Essex and the Port Authority.
Form 10-K/A for Fiscal Year Ended December 31, 2004
2.	We reviewed your response to comment 8 from our comment letter dated September 30, 2005 and are unable to grant your request for relief from filing an additional amendment to your Form 10-K for the fiscal year ended December 31, 2004. Because the certifications filed in your Form 10-K/A on March 30, 2005 relate to the entire Form 10-K filing for the fiscal year ended December 31, 2004, the amendment should have included the entire filing. Thus, consistent with the guidance in Question 17 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 — Frequently Asked Questions, you will need to re-amend your Form 10-K to include the entire Form 10-K and related certifications in the amended filing. Even though your current CEO and CFO were not in those positions as of the fiscal year end, you are still required to provide certifications signed by the persons acting as principal executive and financial officer at the time of the amended filing.
Response: In response to the Staff’s comment above, the Company will re-amend its Form 10-K/A for the fiscal year ended December 31, 2004 to include the entire Form 10-K and related Section 302 certifications in the amended filing. As discussed with the Staff, the certifications will be signed by the Company’s current officers and the re-amended Form 10-K/A will include an explanatory note explaining that the sole purpose of the amendment is to provide the certifications together with the Form 10-K filing. The explanatory note will also indicate that the officers executing the Section 302 certifications in the re-amended Form 10-K/A were not the officers of the Company at the time the Form 10-K was initially filed or amended, but only became officers of the Company in June 2005, when Covanta Holding Corporation acquired American Ref-Fuel Holding Corp.

Mr. George F. Ohsiek, Jr.
January 19, 2006

     If you have any questions or comments or require additional information with respect to the matters addressed above, please do not hesitate to contact the undersigned at 973-882-9000 or David S. Stone, our legal counsel, at 312-269-8411.

Very truly yours,

COVANTA HOLDING CORPORATION
/s/ Craig D. Abolt
Craig D. Abolt
Chief Financial Officer

cc:	Timothy J. Simpson
David S. Stone
Covanta Holding Corporation Audit Committee

EXHIBIT A
AMENDED AND RESTATED COMPANY SUPPORT AGREEMENT
among
AMERICAN REF-FUEL COMPANY OF ESSEX COUNTY,
BROWNING-FERRIS INDUSTRIES, INC.
and
DUKE CAPITAL CORPORATION

DEFINED TERMS APPEARING IN AMENDED AND
RESTATED COMPANY SUPPORT AGREEMENT
Advances — 2, 22
Affiliate — 2, 5, 16, 19, 22, 23
Agreement — 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37
Air Emissions — 3, 13, 20, 21
Assignment — 3, 4, 24, 25, 26, 27, 28, 31, 32, 34, 35
BFI — 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 31, 32, 33, 34, 35, 36, 38
Cash — 3, 4
Cash Equivalents — 3, 4
Company — 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 27, 28, 29, 30, 32, 33, 34, 35, 36, 38, 39
Contributions of Capital — 4, 5, 6, 7, 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19
Duke Capital — 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 24, 25, 26, 27, 28, 31, 32, 33, 34, 35, 37, 41
Fiscal Year — 4
Judgment — 4, 7, 13, 15, 16, 19, 20, 21
Project Agreements — 4, 32, 33, 34
Service Agreement — 2, 3, 4, 6, 7, 8, 9, 11, 12, 13, 14, 15, 16, 17, 18, 20, 25, 27, 28, 32, 33, 34, 35, 36
Surplus Fund — 5, 22

-i-

TABLE OF EXHIBITS TO AMENDED AND
RESTATED COMPANY SUPPORT AGREEMENT*

Page
EXHIBIT A-l :	FORM OF AGREEMENT OF GUARANTEE	A-1-1

EXHIBIT A-2:	FORM OF AGREEMENT OF GUARANTEE	A-2-1

EXHIBIT A-3:	FORM OF AGREEMENT OF ASSUMPTION	A-3-1

EXHIBIT A-4:	FORM OF AGREEMENT OF ASSUMPTION	A-4-1

EXHIBIT B-l:	FORM OF ASSIGNMENT AGREEMENT	B-1-1

EXHIBIT B-2:	FORM OF ASSIGNMENT AGREEMENT	B-2-1

EXHIBIT B-3:	FORM OF ASSIGNMENT AGREEMENT	B-3-1
* The forms of exhibits have not been attached hereto and the Company undertakes to provide them to the Staff upon request.

-ii-

AMENDED AND RESTATED COMPANY SUPPORT AGREEMENT
     THIS AGREEMENT made and entered into as of the 1st day of December, 1997, by and among American REF-FUEL Company of Essex County, a partnership created under the laws of the State of New Jersey and having an office at 15990 North Barkers Landing #200, Houston, Texas 77079, Browning-Ferris Industries, Inc., a corporation created under the laws of the State of Delaware and having its principal place of business at 14701 St. Mary’s, Houston, Texas 77079, and Duke Capital Corporation, a corporation created under the laws of the State of Delaware and having its principal place of business at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801 (“Duke Capital”).
     WHEREAS, the Company (such term and all other defined terms having the special meanings given such terms in or pursuant to section 1 of this Agreement) is owned in part by (1) BFI Energy Systems of Essex County, Inc., which is a wholly-owned subsidiary of BFI Energy Systems, Inc., which is a wholly-owned subsidiary of BFI, and (2) Duke/UAE Essex LLC (“DUE”) more than a majority of the equity interest in which is indirectly owned by Duke Capital; and
     WHEREAS, the Company, pursuant to the Service Agreement, designed, constructed, Started-up and Acceptance Tested the Facility and continues to be obligated to operate and maintain the Facility for the term of the Service Agreement; and

     WHEREAS, the Company desires that BFI and Duke Capital provide certain performance guarantees, financial support and working capital to the Company solely as hereinafter set forth; and
     WHEREAS, BFI and Duke Capital desire to provide such performance guarantees, financial support and working capital to the Company by entering into this Agreement; provided, however, that BFI and Duke Capital shall each be severally and not jointly obligated only for 50 percent of such performance guarantees, financial support and working capital commitment; and
     WHEREAS, the Company and the Authority have entered into the Conditional Sale Agreement, and the Conditional Sale Agreement provides in Section 6.01 thereof that all of the Company’s right, title and interest hereunder are to be pledged and assigned, and a lien and security interest herein is to be granted, to and for the benefit of the Authority.
     NOW, THEREFORE, in consideration of the mutual promises and considerations herein set forth, it is agreed as follows:
     Section 1. Defined Terms. For all purposes of this Agreement, the terms defined in this section have the meanings assigned to them in this section and include the plural as well as the singular. Capitalized terms used herein which are defined in the Service Agreement shall, unless specifically otherwise defined herein, have the meanings assigned to them in the Service Agreement.

     Advances has the meaning specified in the Conditional Sale Agreement.
     Affiliate shall mean, with respect to the Company, any other Person controlling, controlled by, or under common control with, the Company, the Partners, the Parents or the Grandparents. For the purposes of this definition, “control” when used with respect to a Person means direct or indirect beneficial ownership of more than a one-half voting interest in the voting securities of such Person.
     Agreement shall mean this Amended and Restated Company Support Agreement, dated as of December 1, 1997, among the Company, BFI and Duke Capital, as the same may be amended or supplemented from time to time, subject to the provisions of Section 7.05 of the Service Agreement and section 9.12 of the Conditional Sale Agreement.
     Air Emissions shall mean air emissions from Processing to the extent that the Authority is not required to indemnify the Company or other Company Indemnified Parties under Sections 9.06(b) or 9.06(c) of the Service Agreement.
     Assignment shall mean the assignments in the forms attached hereto as Exhibits B-l, B-2 and B-3.
     BFI shall mean Browning-Ferris Industries, Inc., a Delaware corporation, and its successors and assigns permitted in accordance with section 11(b) of this Agreement.

     Cash shall mean any coin or currency of the United States of America, as, at the respective times of payment, shall be legal tender for the payment of public and private debts.
     Cash Equivalents shall mean obligations or securities which are convertible into Cash on a demand.basis and which are issued or guaranteed by the United States government or any agency or department thereof.
     Company shall mean American REF-FUEL Company of Essex County, a New Jersey general partnership, and its successors and assigns permitted hereunder.
     Contributions of Capital shall mean Cash or Cash Equivalents provided to the Company pursuant to this Agreement.
     Duke Capital shall mean Duke Capital Corporation, a Delaware corporation, and its successors and assigns permitted in accordance with Section 11(b) of this Agreement.
     Fiscal Year has the meaning specified in the Conditional Sale Agreement.
     Judgment shall mean an unsatisfied final judgment no longer subject to appeal, or a current obligation of the Company under a binding settlement agreement or consent judgment approved in writing by each of the Company, BFI and Duke Capital, arising as a result of Air Emissions or as a result of the character or composition of Waste obtained by the Company to the extent that the Company is responsible for the character or composition of such Waste in accordance with Section 9.06(c) of the Service Agreement.
     Project Agreements shall mean the Conditional Sale Agreement, the Escrow Agreement, the Site Lease, the Assignment and any other agreement with respect to Company Debt or Other Debt.
     Service Agreement shall mean the Service Agreement dated as of February 28, 1986, between the Company and the Authority, as the same may be amended or supplemented from time to time.
     Surplus Fund has the meaning specified in the Escrow Agreement.
     Section 2. Support of_Company. (a) Notwithstanding the date of this Agreement, the obligations of BFI and Duke Capital hereunder shall be effective as of this date of the Company Support Agreement entered into as of the 28th day of February, 1986, by and among BFI, Air Products and Chemicals, Inc. and American Ref-Fuel Company of Essex County.
     (b) Contributions of Capital for _Basic_Work. During the period commencing on the Construction Date and continuing until the first to occur of the Interim Acceptance Date and the termination of the Service Agreement, with respect to (i) any deposit of Basic Equity required prior to a Basic Advance in accordance with the Conditional Sale Agreement and (ii) the Company’s obligation to complete the performance of the Work (as defined in the Service Agreement) in accordance with Article X of the Service Agreement, and after the Interim Acceptance Date during the period and commencing on such date and continuing until the first to occur of the date on which all of the conditions specified in Section 10.05(b) of the Service Agreement for the issuance of the Certificate of Final Completion have been satisfied and the termination of the Service Agreement, with respect to (i) any deposit of Basic Equity required prior to a Basic Advance in accordance with the Conditional Sale Agreement and (ii) the Company’s obligation to complete those items referred to in the Chief Engineer’s notice pursuant to Section 10.05 (a) of the Service Agreement, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform its obligations under Section 3.01 (a) of the Service Agreement; provided, however, that if, after the Interim Acceptance Date, the NJDEP determines not to issue (i) a Temporary Operating Certificate or (ii) the initial five year Certificate to Operate pursuant to the NJDEP Air Permit, to the Company, other than a determination which is an Article X Event, the references to the Interim Acceptance Date in this section 2(b), other than in this proviso, shall be deemed to be references to the Actual Acceptance Date.
     (c) Replacement Cost Certificate. If, on the date of application of Section 3.01(b) of the Service Agreement (i) the

replacement cost of the Plant as of the Actual Acceptance Date is less than the Minimum Replacement Cost or the certificate required pursuant to clause (1) of the third sentence of Section 3.01(b) of the Service Agreement has not been issued unless the procedure set forth in the proviso to, such clause (1) is applicable, in which case such certificate shall be issued in accordance with such proviso, or (ii) the insurance policy required pursuant to clause (2) of the third sentence of Section 3.01(b) of the Service Agreement has not been issued, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform its obligation to make the deposit required by clause (ii) of the last sentence of such Section 3.01(b).
     (d) Operating Capital. During the period commencing on the Interim Acceptance Date, except that solely with respect to Judgments such period shall commence on the Effective Date, and continuing until the date of termination of the Service Agreement, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform its obligations under Section 3.02 of the Service Agreement, in an aggregate amount not exceeding $25,000,000, from each of BFI and Duke Capital, subject to the provisions of section 2(s) of this Agreement; provided, however, that if, after the Interim Acceptance Date, the NJDEP determines not to issue (i) a Temporary Operating Certificate or (ii) the initial five year Certificate to Operate pursuant to the NJDEP Air Permit, to the Company, other than a determination which is an Article X Event, the reference to the Interim Acceptance Date in this section 2(d) , other than in this proviso, shall be deemed to be a reference to the Actual Acceptance Date.
     (e) Pro rata Equity. During the period commencing on the Construction Date and continuing until the termination of the Service Agreement, the Company shall have the right to request, and BFI and Duke Capital shall each have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform its obligations under Section 3.03 of the Service Agreement.
     (f) Article X and Preliminary Services Agreement Obligations. In addition to the obligations of BFI and Duke Capital to make Contributions of Capital pursuant to the other subsections of this section 2, during the period commencing on the Construction Date and continuing until the first to occur of the interim Acceptance Date and the termination of the Service Agreement, with respect to the Company’s obligations to complete the performance of the Work in accordance with Article X of the

Service Agreement, and after the Interim Acceptance Date during the period commencing on such date and continuing until the first to occur of the date on which all of the conditions specified in Section 10.05(b) of the Service Agreement for the issuance of the Certificate of Final Completion have been satisfied and the termination of the Service Agreement, with respect to those items referred to in the Chief Engineer’s notice pursuant to Section 10.05 (a) of the Service Agreement, BFI and Duke Capital together hereby absolutely and unconditionally guarantee the full and prompt performance by the Company of its obligations under Article X of the Service Agreement and under the Preliminary Services Agreement (together the “Section 2(f) Obligations”); provided, however, that (i) BFI and Duke Capital shall each be severally and not jointly obligated only for the performance of 50 percent of the Section 2(f) Obligations, and (ii) if, as a result of the full or partial failure of either or both of BFI and Duke Capital with respect to the performance of Section 2(f) Obligations, the total level of performance does not result in the satisfaction of all of the conditions specified in Section 10.05(b) for issuance of the Certificate of Final Completion BFI and Duke Capital may each fulfill its obligations under this section 2(f) by making Contributions of Capital in the amount of 50 percent of the costs attributable to the full performance of the Section 2(f) Obligations; provided, further, that if, after the Interim Acceptance Date, the NJDEP determines not to issue (i) a Temporary Operating Certificate or (ii) the initial five year Certificate to Operate pursuant to the NJDEP Air Permit, to the Company, other than a determination which is an Article X Event, the references to the Interim Acceptance Date in this section 2 (f), other than in this proviso, shall be deemed to be references to the Actual Acceptance Date.
     (g) Working Capital. On or before the Interim Acceptance Date, BFI and Duke Capital each shall make a Contribution of Capital in the amount of $1,000,000 to be used by the Company for working capital or other corporate purposes.
     (h) Agreement to Guarantee or Assume Obligations under Sections 5.05, 5.06 or 5.07 of Conditional Sale Agreement. The Company shall have the right to request in writing and upon such request each of BFI and Duke Capital shall guarantee or assume 50 percent of the repayment obligations of the Company arising under and pursuant to sections 5.05, 5.06 or 5.07 of the Conditional Sale Agreement, within the time period provided in, and as required pursuant to, such sections 5.05, 5.06 or 5.07; provided, however, that upon the issuance and delivery of such guarantees or assumptions pursuant to section 5.07 of the Conditional Sale Agreement, the obligations of BFI and Duke Capital under sections 2(b), (c), (d), (e), (f), (g), (n) and (p) of this Agreement shall terminate. Any such guarantee referred to in this section 2(h) shall be in the form of Exhibit A-l attached hereto, in the case of BFI and Exhibit A-2 attached hereto, in the case of Duke Capital, and any assumption referred to in this section 2(h) shall be in the form of Exhibit A-3 attached hereto, in the case of BFI and Exhibit A-4 attached hereto, in the case of Duke Capital.
     (i) Current Obligations under Sections 5.05. 5.06 or 5.07 of Conditional_Sale Agreement. The Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform its obligations arising under and pursuant to sections 5.05, 5.06 or 5.07 of the Conditional Sale Agreement prior to and in the event that BFI and/or Duke Capital have not issued and delivered the assumption or guarantee pursuant to section 2(h) of this Agreement.
     (j) Certain Disposal Site and Transportation Costs. The Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the. Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to make all required payments to the Authority in respect of (i) Disposal Site Costs (as defined with respect to the symbol “LC” in Section 6.01 of the Service Agreement) (x) in accordance with the Service Agreement during the period commencing on the Scheduled Acceptance Date and continuing until the first to occur of the Actual Acceptance Date and the termination of the Service Agreement, and (y) if

Section 8.08(a)(1) of the Service Agreement is applicable, in accordance with the Service Agreement during the Payment Period as defined in the Service Agreement, (ii) Transportation Costs (as defined with respect to the symbol “TC” in Section 6.01 of the Service Agreement) in accordance with the Service Agreement during the respective periods referred to in clause (i) above, (iii) Derated Disposal Site Costs (as defined with respect to the symbol “DLC” in Section 6.01 of the Service Agreement) in accordance with the Service Agreement during the period referred to in such definition and (iv) Derated Transportation Costs (as defined with respect to the symbol “DTC” in Section 6.01 of the Service Agreement) in accordance with the Service Agreement during the period referred to in such definition; provided, however, that amounts of Contributions of Capital under this section 2(j) shall not reduce the $25,000,000 amount of Contributions of Capital referred to in Section 2(d) except to the extent that the sum of the amounts of LC and TC paid or to be paid for the period commencing on an Interim Acceptance Date (which is not followed by an NJDEP determination not to issue (i) a Temporary Operating Certificate or (ii) the initial five year Certificate to Operate pursuant to the NJDEP Air Permit, to the Company, other than a determination which is an Article X Event), and ending on the Actual Acceptance Date exceeds the sum of DLC and DTC paid or to be paid for such period.

     (k) Title Matters; Liens. In the event the Authority acquires title to the Facility pursuant to Section 8.09 of the Service Agreement or paragraph 18 of the Site Lease, BFI and Duke Capital together hereby guarantee, on a several and not joint basis, the full and prompt performance by the Company of its respective obligations to (i) deliver to the Authority title of the quality set forth in clause (i) of Section 8.09(e) of the Service Agreement or paragraph 18 (b) of the Site Lease, and (ii) remove liens and encumbrances from the Company’s respective interests in the Site Lease, the DBA Project License, to the extent required to be existent pursuant to Section 7.13 of the Service Agreement, and Product Sales Agreements, to the extent existent and assignable. If the Company’s obligations referred to in the preceding sentence can be complied with by removing title defects, liens and encumbrances through the payment of money, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform such obligations; provided, however, that, with respect to the removal of title defects, liens and encumbrances (1) arising from (a) an event described in, and which could result in, Judgments, (b) the character or composition of Process Residue, to the extent that the Company is responsible for such character or composition in accordance with Section 9.06(c) of the Service Agreement,

(c) tort claims or (d) an Unforeseen Circumstance giving rise to a termination of the Service Agreement, neither BFI nor Duke Capital shall be required to make Contributions of Capital in excess of those required by sections 2(d) and 2(m) of this Agreement or (2) arising from (a) Air. Emissions occurring due to the operation of the Facility, (b) as a result of the character or composition of Waste obtained by the Company or (c) an Event of Force Majeure (as defined in the Site Lease) giving rise to a termination of the Site Lease, in each case during the period subsequent to the termination of the Service Agreement and prior to the termination of the Site Lease, neither BFI nor Duke Capital shall be required to provide monies in excess of those required by section 4 of this Agreement.
     (1) Site Lease Paragraph 35 Obligations. Commencing on and after the Construction Date and continuing until the termination of the Site Lease, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform its obligations under paragraph 35 of the Site Lease in respect of Clause (i) Liability Costs and Clause (ii) Liability Costs (as defined in such paragraph 35), as follows: (i) not exceeding $5,000,000 from each of BFI and Duke Capital as to Clause (i) Liability Costs and Clause (ii) Liability Costs arising under paragraph 35 of the Site Lease, to the extent such

Clause (i) Liability Costs and Clause (ii) Liability Costs result from the Company’s or its contractors’, subcontractors’, materialmen’s or agents’ failure to follow the specific procedures or instructions set forth in the Mitigation Plan or failure to conform to generally accepted construction standards that would apply to the Work or Lessee Construction (as defined in the Site Lease) under the then existing conditions of the Land (as defined in the Site Lease); and (ii) in excess of the aggregate $10,000,00 amount referred to in clause (i) above (representing $5,000,000 from each of BFI and Duke Capital), as to Clause (i) Liability Costs and Clause (ii) Liability Costs arising under paragraph 35 of the Site Lease, to the extent such Clause (i) Liability Costs and Clause (ii) Liability Costs result from the Company’s or its contractors’, subcontractors’, materialmen’s or agents’ (A) gross negligence in failing to follow the specific procedures or instructions set forth in the Mitigation Plan or (B) gross negligence in failing to conform to generally accepted construction standards that would apply to such Work or such Lessee Construction under the then existing conditions of the Land. To the extent that the Mitigation Plan specifies a particular construction standard applicable to specific Work or specific Lessee Construction, the Company shall only be responsible for the performance of such Work or such Lessee Construction in the specified manner.

     (m) Judgments. During the period commencing on the Effective Date and continuing until the termination of the Service Agreement, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the Contributions of Capital, sufficient in amount but not exceeding $25,000,000, subject to the provisions of section 2(s) of this Agreement, as and when necessary, to satisfy the Company’s obligations in respect of Judgments; provided, however, that Contributions of Capital shall only be required pursuant to this section 2(m) at such times as the Company does not have the right to request, and BFI and Duke Capital do not have the obligation to make, Contributions of Capital pursuant to section 2(d) of this Agreement; and provided, further, that neither BFI nor Duke Capital shall be required to make any Contributions of Capital pursuant to this section 2(m) in excess of the amounts of distributions directly or indirectly received by the Partner of which it is an Affiliate. For the purposes of the preceding further proviso, distributions shall be deemed to have been made equally to each of the Partners and shall not include the first $2,500,000 directly or indirectly received or deemed to be received by each such Partner. Neither BFI nor Duke Capital shall have any obligations under this section 2(m) with respect to Judgments unless, in connection with the action resulting in such Judgment, regardless of the parties to such action, the Company shall have been (i) promptly notified in writing of such action, (ii) offered the opportunity to assume the complete defense thereof, including the employment and direction of counsel, subject to and in accordance with the provisions of Section 9.18 of the Service Agreement, and (iii) if the Company exercises the right under clause (ii) above, offered full cooperation by each of the Authority, the City and the County, as appropriate, to make available to the Company any and all relevant information under their control requested by and necessary or appropriate to the defense of such action by the Company and its counsel.
     (n) Payment of Purchase Price of the Facility. During the period commencing on the Construction Date and continuing to the first to occur of (i) the date on which all of the conditions specified in Section 10.05(b) of the Service Agreement for the issuance of the Certificate of Final Completion have been satisfied, {ii) the date upon which the obligations with respect to the Payment of the Purchase Price of the Facility are merged into the assumptions or guarantees required pursuant to section 5.07 of the Conditional Sale Agreement and (iii) the termination of the Conditional Sale Agreement, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy its obligations under the Conditional Sale Agreement with respect to payment by the Company of the Purchase Price of the Facility in accordance with section 5.02 of the Conditional Sale Agreement.
     (o) Anticipatory Breach. in the event of a termination of the Service Agreement pursuant to Section 8.01(d) thereof, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to satisfy or perform its obligations under Section 8.08(d) of the Service Agreement.
     (p) Certain Energy Deficiencies. If the Plant achieved Acceptance without complying with 100 percent of the net power production value specified in Column C of Part I of Schedule II to the Service Agreement with regard to the correlative, determined value in Column A thereof for as-fired Waste, then, during the period commencing on the Interim Acceptance Date and continuing to the first to occur of achievement by the Facility of 100% of such net power production determined in a supplemental Acceptance Test conducted pursuant to section 7.0 of Schedule 17 and Section 10.19{e) of the Service Agreement and the termination of the Service Agreement, the Company shall have the right to request, and BFI and Duke Capital each shall have the obligation to make 50 percent of the, Contributions of Capital, sufficient in amount and as and when necessary, to enable the Company to achieve 100% of such net power production requirement and to satisfy its obligations under Section 6.02(e)(2) of the Service Agreement.
     (q) Exercise of Right. The Company shall exercise the right to request Contributions of Capital contained in the foregoing subsections of this section.2 (other than in subsections (a) and (g)), by written notice to each of BFI and Duke Capital, to the extent provided in Section 3.04 of the Service Agreement, section 5.10 of the Conditional Sale Agreement and paragraph 29 (e) of the Site Lease. Such notice shall establish a due date for such Contributions of Capital of not less than three Business Days from the date such notice is delivered to BFI and Duke Capital, but in no event later than the due date of the Company’s underlying obligation. The Company shall in all instances request Contributions of Capital in equal amounts from each of BFI and Duke Capital.
     (r) Action by Affiliates. Each of BFI and Duke Capital may satisfy its obligations to make Contributions of Capital pursuant to this section 2 by causing one or more of its respective Affiliates to make such Contributions of Capital.
     (s) Calculation of $525,000,000 Limits. Contributions of Capital by BFI or Duke Capital pursuant to section 2(d) of this Agreement in respect of Judgments shall reduce, dollar for dollar, the $25,000,000 amount of Contributions of Capital to be made by each of BFI and Duke Capital, as the case may be, referred to in section 2(m) of this Agreement. Except to the extent provided in Section 2(j) of this Agreement, Contributions of Capital pursuant to other sub-sections of this section 2 shall not reduce any such $25,000,000 amount. Contributions of Capital after an Interim Acceptance Date which is followed by an NJDEP determination not to issue (i) a Temporary Operating Certificate or (ii) the initial five year Certificate to Operate pursuant to the NJDEP Air Permit, to the Company, other than a determination which is an Article X Event, shall not reduce any such $25,000,000 amount.
     Section 3. Option to Assume. Within 180 days after the occurrence of an event described in section 8.01(e) of the Conditional Sale Agreement, Section 8.01(h) of the Service Agreement and paragraph 21(a) of the Site Lease, either BFI or Duke Capital, if it shall not have experienced such event, shall have the option, by notice to the Company and each assignee of this Agreement, to assume any remaining obligations of the other under sections 2 and 4 hereof.
     Section 4. Indemnity. Subject to the provisions of the next succeeding sentence, each of BFI and Duke Capital shall, on a several and not joint basis, pay 50 percent of all unsatisfied final judgments no longer subject to appeal against, or current obligations under binding settlement agreements or consent judgments approved in writing by each of the Company, BFI and Duke Capital with, the Authority, arising as a result of (i) Air Emissions occurring due to the operation of the Facility,

(ii) the character or composition of Waste obtained by the Company or (iii) an Event of Force Majeure (as defined in the Site Lease) giving rise to a termination of the Site Lease, during the period subsequent to the termination of the Service Agreement and prior to the termination of the Site Lease; provided, however, that neither BFI nor Duke Capital shall have any obligations with respect to such judgments unless the Authority shall previously have requested, in a written notice delivered to the Company, BFI and Duke Capital, that the Company perform or satisfy its obligations under paragraph 10(a) of the Site Lease in respect of such Air Emissions or as a result of the character or composition of Waste obtained by the Company, and, that moneys are not otherwise available to the Company to enable it to satisfy or perform its obligations under such paragraph 10(a); provided, further, that neither BFI nor Duke Capital shall be required to make any payments under this section 4 in excess of an aggregate of $50,000,000 from each of BFI and Duke Capital. Payments made under section 2(k) of this Agreement with respect to the removal of title defects, liens and encumbrances arising as a result of (i) such Air Emissions, (ii) such character or composition of Waste or (iii) such Event of Force Majeure giving rise to a termination of the Site Lease to enable the Company to satisfy its obligations arising under paragraph 18(b) of the Site Lease shall reduce, dollar for dollar the $50,000,000 amount to be paid by each of BFI and Duke Capital referred to above. Neither BFI nor Duke Capital shall have any obligations (a) under this section 4 other than for judgments described in this section 4 against, or settlement agreements described in such sentence with, the Authority (1) solely in the Authority’s capacity as Lessor under the Site Lease and not in any other capacity, and (2) which judgments or settlement agreements are not the result of the Authority’s willful misconduct or of any grossly negligent acts or omissions of the Authority.
     Section 5. Distributions. No distributions shall be made by the Company directly or indirectly to the Partners (a) if immediately following such distribution, the amount on deposit in the Surplus Fund would be less than 25 percent of the aggregate amount of principal of and interest on Advances, Company Debt and Other Debt payable in the next twelve month period, (b) unless the Company is in compliance with the provisions of section 4.04(a) of the Escrow Agreement relating to deposits to the Major Maintenance Account (as defined in the Escrow Agreement) and (c) if, immediately following such distribution, the aggregate amount of the Company’s net current assets, determined in accordance with generally accepted accounting principles consistently applied, would be less than $5,000,000; provided, however, that after payment in full of the Purchase Price of the Facility (as defined in the Conditional Sale Agreement) such net current assets shall not be less than the greater of (i) $3,250,000 as of January 1, 1985, multiplied by the Escalation Factor, or (ii) $5,000,000. For the purposes of section 2(m) of this Agreement or this section 5, the payment of amounts, not exceeding the amounts that would reasonably be paid to third parties in arm’s length transactions, for goods or services provided or rendered to or on behalf of the Company, BFI, Duke Capital or Affiliates of any of the Company, BFI or Duke Capital in the ordinary course of business and payments with respect to Company Debt and Other Debt shall not be deemed to be distributions. Notwithstanding any other provision of section 2(m) of this Agreement or this section 5, any funds of the Company that are not held by the Escrow Agent may be invested in securities issued by BFI, Duke Capital or any of their respective Affiliates to the extent permitted by section 5.01(b) of the Escrow Agreement.
     Section 6. Governing Law. This Agreement and any question concerning its validity, construction or performance shall be governed by and construed under and pursuant to the laws of the State of New York, irrespective of the place of execution or of the order in which the signatures of the parties are affixed or of the place or places of performance.
     Section 7. Successors. This Agreement shall be binding upon the parties hereto and their successors and assigns.
     Section 8. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall to any extent be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provisions to Persons or circumstances, other than those as to which it is invalid or unenforceable, shall not be affected thereby and each provision of this Agreement shall be valid and shall be enforceable to the extent permitted by law.
     Section 9. Headings. Captions, headings and tables of contents in this Agreement are for ease of reference only and do not constitute a part of this Agreement
     Section 10. Counterparts. This Agreement may be executed in more than one counterpart each of which shall be deemed to be an original.
     Section 11. Assignment. (a) This Agreement may be pledged or assigned by the Company (i) to the Authority under the Conditional Sale Agreement and to any Person in connection with Company Debt to the extent permitted under the Conditional Sale Agreement; provided, however, that subsequent to any such assignment pursuant to this clause (i), no assignment of this Agreement by the assignee thereof shall be of any force or effect; provided, further, that the exercise by the Authority of any rights under such assignment shall be subject to the provisions of section 11(d) hereof, such assignment shall be in the form of Exhibit B-l attached hereto and BFI and Duke Capital hereby consent to such assignment in such form; (ii) to the Authority under the Site Lease; provided, however, that any such assignment shall be subordinate to any assignment to the Authority under clause (i) of this section 11(a) and any such assignment shall terminate on the date of the first Default (as defined in the Site Lease), if any, by the Authority, if such Default results in a termination of the Site Lease except to the extent of any claims by the Authority under the Site Lease made prior to the date of such termination or with respect to obligations which survive the date of termination; provided, further, that subsequent to any such assignment pursuant to this clause (ii) , no assignment of this Agreement by the assignee thereof shall be of any force or effect; provided, finally, that the exercise by the Authority of any rights under such assignment shall be subject to the provisions of section 11(d) hereof, such assignment shall be in the form of Exhibit B-2 attached hereto and BFI and Duke Capital hereby consent to such assignment in such form; (iii) to the Authority under the Service Agreement; provided, however, that any such assignment to the Authority under the Service Agreement shall be subordinate to any assignment under clauses (i) and (ii) of this section 11(a) and any such assignment shall terminate on the date of the first Event of Default of the Authority under Section 8.02 of the Service Agreement if such Event of Default results in a Default thereunder and the Service Agreement is terminated as a result thereof, except to the extent of any claims by the Authority under the Service Agreement made prior to the date of such termination of the Service Agreement or with respect to obligations which survive such date of termination; provided, further, that subsequent to any such assignment pursuant to this clause (iii), no assignment of this Agreement by the assignee thereof shall be of any force or effect; provided, finally, that the exercise by the Authority of any rights under such assignment shall be subject to the provisions of section 11(d) hereof, such assignment shall be in the form of Exhibit B-3 attached hereto and BFI and Duke Capital hereby consent to such assignment in such form; and (iv) after termination of the Conditional Sale Agreement, to an institutional Lender (as defined in the Site Lease) in connection with arrangements for the financing or refinancing of all or part of the Facility; provided, however, that subsequent to any such assignment, no assignment of this Agreement by the assignee thereof shall be of any force or effect; provided, further, that such assignment shall be subordinate to any assignment to the Authority under clauses (ii) and (iii) of this section 11(a).
     (b) BFI and Duke Capital may each assign this Agreement to (i) any Person with which it has consolidated or merged with or into or to which it has sold or otherwise transferred all or substantially all of its assets (whether or not it thereafter dissolves) , respectively; provided, however, that such Person is created under the laws of the United States or one of the states thereof or the District of Columbia and that such Person assumes all of the rights and obligations of BFI or Duke Capital, respectively, under this Agreement whereupon the rights and obligations of BFI or Duke Capital, respectively, hereunder shall terminate and be of no further force and effect; and (ii) the other and upon any such assignment and the assumption by the assignee of all of the rights and obligations of the assignor under this Agreement, the rights and obligations of the assignor hereunder shall thereupon terminate and be of no further force and effect.
     (c) If prior to the assumption of all rights and obligations of the Company in and under this Agreement by any Person to whom the Company may assign the Conditional Sale Agreement in accordance with section 6.02 of the Conditional Sale Agreement, the Service Agreement in accordance with Section 9.05 of the Service Agreement or the Site Lease in accordance with paragraph 19(b) of the Site Lease BFI and Duke Capital shall have each given its consent to such assumption, then such Person shall be deemed to be in the place and stead of the Company under this Agreement; and, in the event that under any of such assignments the Company is no longer liable for the performance of its obligations with respect to any of such agreements, the rights and obligations of the Company hereunder with respect to its performance of such obligations under any of such agreements shall terminate and be of no further force and effect. An assumption in the form of Schedule 31 to the Service Agreement shall be satisfactory, as to the form of such assumption agreement, to each of BFI and Duke Capital.
     (d) It shall be a condition precedent to the exercise by the Authority of any of its rights under this Agreement pursuant to any assignment hereof to the Authority that the Authority give to the Company written notice at least five Business Days prior to such exercise after the occurrence of an event of default (as provided in Exhibit B-l, B-2 or B-3 hereto, as the case may be); provided, however, that such event of default shall be continuing at the time of such exercise.
     (e) This Agreement may not be assigned except as provided in this section 11. For purposes of this section 11 and section 19, subcontracts entered into by the Company under Sections 9.05(b) or 10.10 of the Service Agreement or paragraph 19(a) of the Site Lease shall not be construed to be an assignment.
     Section 12. Amendments. This Agreement may not be amended other than by written agreement duly authorized and executed by the Company, BFI, Duke Capital and by the Authority and any other Person to whom this Agreement has been assigned. The Company agrees with each of BFI and Duke Capital that it will not amend or consent to any amendment of the Service Agreement (provided, however, that a Change Order shall not be deemed to be an amendment to the Service Agreement), the Conditional Sale Agreement, the Escrow Agreement or the Site Lease or agreements giving rise to Company Debt or Other Debt which would, in any way, affect the obligations of BFI and Duke Capital under this Agreement, without obtaining the prior written consent of each of BFI and Duke Capital and of each assignee of this Agreement to such amendment (which consents shall not be unreasonably withheld or unduly delayed).
     Section 13. Notices, Documents and Consents. All notices or communications to be given pursuant to this Agreement, unless otherwise stated, shall be in writing (including telegraphic or facsimile communication) and shall be sufficiently given if delivered in person or sent by certified or registered mail, return receipt requested, postage prepaid, telegraph or sent by facsimile communication and confirmed received, to each assignee hereof at the address specified by such assignee for such purpose and to:

(a)	BFI at:

If by Mail

BROWNING-FERRIS INDUSTRIES, INC.
P.O. Box 3151
Houston, Texas 77253
Attn: Secretary

If by Hand

BROWNING-FERRIS INDUSTRIES, INC.
14701 St. Mary’s
Houston, Texas 77079
Attn: Secretary

(b)	the Company at:

If by Hand

AMERICAN-REF-FUEL COMPANY
15990 North Barkers Landing #200
Houston, Texas 77079
Attn: Chairman

If by Mail

AMERICAN REF-FUEL OF ESSEX COUNTY
P.O. Box 15990 North Barkers Landing #200
Houston, Texas 77079
Attn: Chairman

with a copy to

MICHAEL J. CLOSE, ESQ.
Dewey, Ballantine, Bushby, Palmer & Wood
101 Park Avenue
New York, New York 10178

(c)	Duke Capital at:

If by Mail

DUKE CAPITAL CORPORATION
1105 North Market Street
Suite 1300
Wilmington, Delaware 19801
Attn: Robert S. Lilien, Secretary

If by Hand

DUKE CAPITAL CORPORATION
1105 North Market Street
Suite 1300
Wilmington, Delaware 19801
Attn: Robert S. Lilien, Secretary
     Changes in the respective addresses to which such notices may be directed may be made from time to time by any party or assignee hereof by notice to all other parties and assignees hereof.
     If delivered personally on a Business Day, any such notice or communication shall be deemed delivered and given on the

Business Day delivered or, if delivered personally on other than a Business Day, on the first Business Day following delivery. If sent by telegraphic or facsimile communication, any such notice or communication shall be deemed delivered and given upon confirmation of receipt. If mailed, any such notice or communication shall be deemed delivered and given on the fifth Business Day after deposit thereof, postage prepaid by certified or registered mail, return receipt requested, in a United States Post Office.
     Section 14 . Consent to Service. BFI and Duke Capital each hereby consents, but solely with respect to suits, actions and other legal proceedings pertaining directly to this Agreement, to service of process in the State of New York and appoints The Corporation Trust Company, Albany, New York, or such other agent within the State of New York as shall be designated by BFI or Duke Capital in a written notice to the other parties and each assignee hereof, as its agent in such state for such purpose. BFI and Duke Capital each irrevocably (i) agrees that any such suit, action or legal proceeding may be brought in the courts of such state or the courts of the United States for such state, (ii) consents to the jurisdiction of each such court in any such suit, action or legal proceeding and (iii) waives any objection it may have to the laying of the venue of any such suit, action or legal proceeding in any of such courts.

     Section 15. Limits to Liability. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon, or give to any Third Person, association or corporation, other than BFI, Duke Capital, the Company, the Authority under the Conditional Sale Agreement and the Assignment, other Persons providing Company Debt to the extent permitted in the Conditional Sale Agreement, other Persons providing financing or refinancing of all or part of the Facility after termination of the Conditional Sale Agreement, any security, rights, remedies or claims, legal or equitable, under or by reason hereof, or any covenant or condition hereof; and this Agreement and the covenants and agreements herein contained are and shall be held to be for the sole and exclusive benefit of BFI, Duke Capital, the Company, the Authority under the Conditional Sale Agreement and the Assignment, Persons providing Company Debt to the extent permitted under the Conditional Sale Agreement and other Persons who enter into agreements to which the Company is also a party providing financing or refinancing of all or part of the Facility after termination of the Conditional Sale Agreement.
     Section 16. Guarantee Absolute. The guarantee of performance set forth in section 2(f) hereof is an absolute, unconditional, irrevocable, present and continuing guarantee of performance and shall not in any way be affected or impaired by reason of the occurrence of any event, including, without limitation, the following, whether or not any such event shall have occurred without notice to or the consent of either BFI or Duke Capital:
     (a) the extension of the time for payment of any amounts due under this Agreement., any assumption or guarantee executed in accordance with section 2(h) of this Agreement, the Service Agreement, the Project Agreements or, after the termination of the Conditional Sale Agreement, under arrangements with other Persons providing financing or refinancing of all or any part of the Facility, of the time for performance of any obligations or agreements under the above listed agreements;
     (b) any failure or delay on the part of any Person to enforce, assert or exercise any right, power or remedy conferred on such Person in this Agreement, any assumption or guarantee executed in accordance with section 2(h) of this Agreement, the Service Agreement or the Project Agreements or, after the termination of the Conditional Sale Agreement, under arrangements with other Persons providing financing or refinancing of all or any part of the Facility;
     (c) the failure to give notice to either BFI or Duke Capital of the occurrence of a default under this Agreement, any assumption or guarantee executed in accordance with section 2(h) of this Agreement, the Service Agreement, the Project Agreements or, after the termination of the

Conditional Sale Agreement, under arrangements with other Persons providing financing or refinancing of all or any part of the Facility, unless such failure results from the Authority’s failure to provide a copy of such notice to either BFI or Duke Capital in accordance with the Service Agreement, the Conditional Sale Agreement or the Site Lease; and
     (d) the disposition by either BFI or Duke Capital of any or all of its direct or indirect interest in the Company without the consent of each assignee hereof.
     No set-off, counterclaim, reduction, or diminution of any obligation or any defense of any kind or nature (other than performance by either BFI or Duke Capital of its obligations hereunder) which either BFI or Duke Capital may have or assert against the Company or the Authority shall be available hereunder to either BFI or Duke Capital against the Authority, or to Persons providing Company Debt to the extent permitted in the Conditional Sale Agreement or, after the termination of the Conditional Sale Agreement, to other Persons providing financing or refinancing of all or part of the Facility.
     Section 17. Certain Defenses. BFI and Duke Capital shall not raise as a defense in any action arising from (a) the terms and provisions of this Agreement, the Assignment or any assumption or guarantee executed in accordance with section 2(h) of this Agreement, (b) the authorization, execution or delivery by the Company of this Agreement, or (c) the authorization, execution or delivery by the Company or the Authority of the Service Agreement, the Conditional Sale Agreement, the Escrow Agreement or the Site Lease; the validity of the obligations contained in such Agreements, the Assignment or any assumption or guarantee executed in accordance with section 2(h) of this Agreement unless such defenses have been raised in an action between the Authority and the Company by the Authority.
     Section 18. No Other Obligations. Except as herein expressly provided, neither BFI nor Duke Capital shall have any obligations or liabilities with respect to the Facility to the Company, the Authority, Persons providing Company Debt to the extent permitted under the Conditional Sale Agreement or, after termination of the Conditional Sale Agreement, other Persons providing financing or refinancing of all or part of the Facility.
     Section 19. Termination. This Agreement shall terminate, upon the last to occur of (i) the termination of the Service Agreement, (ii) the termination of the Conditional Sale Agreement and (iii) the termination of the Site Lease; provided, however,that if (A) the Service Agreement and the Conditional Sale Agreement shall have terminated but the Site Lease shall not have terminated and (B) to the extent permitted in the Site Lease, the Company assigns its leasehold interests created by the Site Lease and after such assignment is not liable for the performance of its obligations with respect to the Site Lease, then the Site Lease shall be deemed to have terminated for purposes of this section 19; provided, further, that, notwithstanding any provision of this Agreement to the contrary, the provisions of this Agreement shall continue in force and effect in accordance with their terms with respect to such obligations of the Company as shall survive the termination of the Service Agreement or the Site Lease. Notwithstanding any other provision of this Agreement to the contrary, upon termination of the Service Agreement pursuant to Section 2.03 thereof, all obligations of all parties hereunder shall immediately terminate and be of no further force or effect.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and attested by their duly authorized officers, and caused their respective corporate seals to be affixed hereto as of the date first set forth above.

AMERICAN REF-FUEL COMPANY OF ESSEX COUNTY

By	BFI Energy Systems of Essex
County, Inc.,
General Partner

Gerald K. Berger		By:	/s/ Eileen B. Schuler
Attest		Name:	Eileen B. Schuler
		Title:	Vice President

	By	Duke/UAE Essex LLC,
General Partner

[ILLEGIBLE]	By:	/s/ Davis Goodman
Attest	Name:	Davis Goodman
	Title:	President

BROWNING-FERRIS INDUSTRIES, INC.

Gerald K. Berger	By:	/s/ Jeffery E. Curtiss
Attest	Name:	Jeffery E. Curtiss
	Title:	Sr. Vice President

DUKE CAPITAL CORPORATION

[ILLEGIBLE]	By:	[ILLEGIBLE]
Attest	Name:
Title:

EXHIBIT B
REIMBURSEMENT AGREEMENT
BY AND AMONG
AMERICAN REF-FUEL COMPANY OF ESSEX COUNTY,

AMERICAN REF-FUEL COMPANY LLC
AND
DUKE CAPITAL CORPORATION
Dated as of April 30,2001

i

ii

REIMBURSEMENT AGREEMENT
     This REIMBURSEMENT AGREEMENT (this “Agreement”) dated as of April 30, 2001 by and among AMERICAN REF-FUEL COMPANY OF ESSEX COUNTY, a New Jersey general partnership (the “Company”), AMERICAN REF-FUEL COMPANY LLC, a Delaware limited liability company (the “Parent”), and DUKE CAPITAL CORPORATION, a corporation duly organized and existing under the laws of the State of Delaware (“DCC”).
RECITALS
     1. DCC or certain affiliates of DCC and Allied currently provide credit support or enhancement for the Company pursuant to the Company Support Agreement;
     2. The Essex Recapitalization Agreement requires, among other things, that the Parent use commercially reasonable efforts to obtain the full and unconditional release of DCC from any and all liability in respect of the Company Support Agreement;
     3. The Parent was not able to obtain the full and unconditional release of DCC from any and all liability in respect of the Company Support Agreement;
     4. In order to fulfill its obligations under the Essex Recapitalization Agreement, the Parent and the Company have agreed to enter into this Agreement pursuant to which the Parent and the Company shall assume liability for and agree to reimburse, indemnify and defend DCC and its affiliates and to hold harmless DCC and its affiliates from any liability in respect of the Company Support Agreement.
     In consideration of the premises and the mutual promises set forth below, DCC, the Company and the Parent agree as follows:
ARTICLE I

DEFINITIONS
     Unless the context otherwise requires, the terms defined in this Article I shall, for all purposes of this Agreement, unless the context clearly requires otherwise, have the meanings herein specified, to be equally applicable to both the singular and plural forms of any of the terms herein defined. Capitalized terms appearing herein and not otherwise defined herein shall have the meanings assigned to such terms in the Conditional Sale Agreement.
     “Allied” means Allied Waste Industries, Inc., a Delaware corporation, and its successors and assigns.
     “American Ref-Fuel Partnerships” means (a) American Ref-Fuel Company; (b) TransRiver Marketing Company, L.P.; (c) American Ref-Fuel Company of Hempstead; (d) American Ref-Fuel Company of Essex County; (e) American Ref-Fuel Company of Southeastern Connecticut; (f) American Ref-Fuel Company of Niagara, L.P.; (g) American Ref-

Fuel Company of SEMASS, L.P.; (h) American Ref-Fuel Operations of SEMASS, L.P.; (i) American Ref-Fuel Company of Delaware Valley, L.P. and (j)and American Ref-Fuel Company of the Capital District, L.P.
     “Business Day” means any day other than (i) Saturday or a Sunday, or (ii) a day on which banking institutions in New York City or in the city in which the Port Authority is located are authorized or obligated by law or executive order to close.
     “Company” means American Ref-Fuel Company of Essex County, a general partnership organized and existing under and pursuant to the laws of the State of New Jersey, and its permitted successors and assigns as provided in the Transaction Documents.
     “Company Financial Statements” means, with respect to the Company, the balance sheets and the statements of income, retained earnings and cash flows and the notes thereto which have been provided to DCC.
     “Company Support Agreement” means the Amended and Restated Company Support Agreement, dated as of December 1, 1997 by and among the Company, Duke Capital and Browning-Ferris Industries, Inc. and includes (i) any substitute company support agreement entered into pursuant to the then applicable Company Support Agreement and (ii) any and all amendments thereof and supplements thereto hereafter made in conformity therewith.
     “Conditional Sale Agreement” means the Conditional Sale Agreement, dated as of February 28, 1986, between the Company and the Port Authority.
     “Default” means any event which results, or which with the giving of notice or the lapse of time or both would result, in an Event of Default.
     “Duke Capital” means Duke Capital Corporation, a Delaware corporation, and its successors and assigns.
     “Energy Contract” means the Agreement for Purchase for Electric Power, dated as of July 1, 1985, between the Company and Public Service Electric and Gas Company, as amended and supplemented.
     “Equity Contribution Agreement” means the Equity Contribution Agreement dated as of April 30, 2001 between Duke Capital, UAE, Duke/UAE Ref-Fuel LLC and the Parent.
     “Essex Recapitalization Agreement” means the Recapitalization Agreement, dated as of November 3, 2000, among Duke/UAE Holdings LLC, Duke/UAE Essex LLC, Duke/UAE Essex II, Inc., Allied and BFI Energy Systems of Essex County, Inc.
     “Event of Default” means any event of default specified in Section 5.01 hereof.
     “Existing Transaction Documents” means the Service Agreement, the Lease Agreement, the Conditional Sale Agreement, the Company Support Agreement and the Energy Contract.

     “Facility” has the meaning ascribed to such term in the Conditional Sale Agreement.
     “Force Majeure” means any event beyond the control of the Company or the Parent causing a failure or delay of that party in performing any obligation hereunder, which events shall include, but are not limited to, an act of God or of the public enemy; sabotage; fire; flood; war; tornado or other severe weather or climatic condition; riot; insurrection; vandalism; explosion, equipment failure; accident; wreck; embargo; blockade; act or restraint of any civil or military governmental authority; a strike other labor dispute; or any other event which prevents, interrupts, hinders or delays the performance of the Company’s or the Parent’s obligations hereunder.
     “Lease Agreement” means the Lease and Agreement, dated as of February 28, 1986, between the Port Authority and the Company, as amended and supplemented.
     “Material Adverse Change” means, in respect of any Person, a material adverse change in (a) the business, financial condition, results of operations or properties of such Person or (b) the ability of such Person to perform its material obligations under any of the Transaction Documents.
     “Moody’s” means Moody’s Investors Service, Inc., a Delaware corporation, and any successor thereto, and, if such corporation shall for any reason no longer perform the functions of a securities rating agency, “Moody’s” shall be deemed to refer to any other nationally recognized rating agency designated by DCC.
     “New Transaction Documents” means this Agreement and the Equity Contribution Agreement.
     “NRMSIR” means, at any time, a then-existing, nationally recognized municipal securities information repository, as recognized from time to time by the SEC for purposes referred to in Rule 15c2-12 promulgated by the SEC under the Securities Exchange Act (17 CFR Part 240, §240.15c2-12).
     “Parent” means American Ref-Fuel Company LLC, a Delaware limited liability company, and its successors and assigns.
     “Parent Financial Statements” means, with respect to the Parent, the combined balance sheets of the American Ref-Fuel Partnerships and the related combined statements of operations, partner’s capital and cash flows together with the footnotes related thereto which have been provided to DCC.
     “Person” means an individual, joint stock company, trust, unincorporated association, joint venture, corporation, business or owner trust, limited liability company, partnership or other organization or entity (whether governmental or private).
     “Port Authority” means the Port Authority of New York and New Jersey.
     “Reimbursement Rate” shall have the meaning ascribed to such term in Section 4.01(c) hereof.

     “S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto, and, if such corporation shall for any reason no longer perform the functions of a securities rating agency, “S&P” shall be deemed to refer to any other nationally recognized rating agency designated by DCC.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, including, unless the context otherwise requires, the rules and regulations thereunder, as amended from time to time.
     “Securities Exchange Act” means the Securities Exchange Act of 1934, including, unless the context otherwise requires, the rules and regulations thereunder, as amended from time to time.
     “Service Agreement” means the Amended and Restated Service Agreement, dated as of February 28,1986, between the Port Authority and the Company, as amended and supplemented.
     “Transaction” means the transactions contemplated by the Transaction Documents.
     “Transaction Documents” means the Existing Transaction Documents and the New Transaction Documents.
     “UAE” means United American Energy Corp., a Delaware corporation, and its successors and assigns.
ARTICLE II
REPRESENTATIONS, WARRANTIES AND COVENANTS
     Section 2.01 Representation and Warranties of the Parent and the Company. The Parent and the Company represent, warrant and covenant as of the date hereof, each as to those matters relating to itself, as follows:
     (a) Due Organization and Qualification. The Company is a general partnership duly organized, validly existing and in good standing under the laws of the State of New Jersey, and is not subject to taxation with respect to its income under applicable local, state and federal laws. The Parent is a limited liability company, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Parent and the Company is duly qualified to do business, is in good standing and has obtained all licenses, permits, charters, registrations and approvals (together, “approvals”) necessary for the conduct of its business as currently conducted and the performance of its obligations under the Transaction Documents in each jurisdiction in which the failure to be so qualified or to obtain such approvals would render any Transaction Document unenforceable in any respect or would have a material adverse effect upon the Transaction.
     (b) Power and Authority. Each of the Parent and the Company has all necessary power and authority, corporate or otherwise, to conduct its business as currently conducted and to execute, deliver and perform its obligations under the Transaction Documents and to consummate the transaction contemplated by the New Transaction Documents.
     (c) Due Authorization. The execution, delivery and performance of the Transaction Documents by the Parent and the Company have been duly authorized by all necessary corporate or partnership action, as applicable, and do not require any additional approvals or consents of, or other action by or any notice to or filing with, any Person, including, without limitation, any governmental entity, the Parent’s managers or members or the Company’s partners, which have not previously been obtained or given by the Parent or the Company.
     (d) Noncontravention. None of the execution and delivery of the Transaction Documents by the Parent or the Company, as applicable, the consummation of the transactions contemplated thereby or the satisfaction of the terms and conditions of the Transaction Documents:
     (i) conflicts with or results in any breach or violation of any provision of the organizational documents of the Company or the Parent or any material law, rule, regulation, order, writ, judgment, injunction, decree, determination or award currently in effect having applicability to the Parent or the Company or any of their material properties, including regulations issued by an administrative agency or other governmental authority having supervisory powers over the Parent or the Company;
     (ii) constitutes a default by the Parent or the Company under or a breach of any provision of any loan agreement, mortgage, indenture or other agreement or instrument to which the Parent or the Company is a party or by which any of its or their respective properties, which are individually or in the aggregate material to the Parent or the Company, is or may be bound or affected; or
     (iii) results in or requires the creation of any lien upon or in respect of any assets of the Company or the Parent, except as permitted by the Transaction Documents.
     (e) Legal Proceedings. Except as disclosed in Schedule 2.01(e) hereto, there is no action, suit, proceeding or investigation by or before any court, governmental or administrative agency or arbitrator now pending against the Parent, the Company or any of its or their subsidiaries, or any properties or rights of the Parent, the Company or any of its or their subsidiaries, or, to the Parent’s or the Company’s knowledge after reasonable inquiry, threatened, or affecting the waste-to-energy industry, which in any case could reasonably be expected to result in a Material Adverse Change with respect to the Parent or the Company.
     (f) Valid and Binding Obligations. The Transaction Documents constitute the legal, valid and binding obligations of the Parent and the Company, as applicable, enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general principles of equity, whether considered in a proceeding in equity or at law, and public policy considerations as to rights of indemnification for violations of federal securities laws.
     (g) Financial Statements.
     (i) The Company Financial Statements, copies of which have been furnished to DCC, (A) are, as of the dates and for the periods referred to therein, complete and correct in all material respects, (B) present fairly the financial condition and results of operations of the Company as of the dates and for the periods indicated and (C)have been prepared in accordance with generally accepted accounting principles consistently applied, except as noted therein (subject as to interim statements to normal year-end adjustments). Since the date of the most recent Company Financial Statements, there has been no Material Adverse Change in respect of the Company. Except as disclosed in the Company Financial Statements, the Company is not subject to any contingent liabilities or commitments that, individually or in the aggregate, have a material possibility of causing a Material Adverse Change in respect of the Company.
     (ii) The Parent Financial Statements, copies of which have been furnished to DCC, (A) are, as of the dates and for the periods referred to therein, complete and correct in all material respects, (B) present fairly the financial condition and results of operations of the Parent as of the dates and for the periods indicated and (C) have been prepared in accordance with generally accepted accounting principles consistently applied, except as noted therein (subject as to interim statements to normal year-end adjustments). Since the date of the most recent Parent Financial Statements, there has been no Material Adverse Change in respect of the Parent. Except as disclosed in the Financial Statements, the Parent is not subject to any contingent liabilities or commitments that, individually or in the aggregate, have a material possibility of causing a Material Adverse Change in respect of the Parent.
     (h) Compliance With Law, Etc. No practice, procedure or policy employed, or proposed to be employed, by the Parent or the Company in the conduct of its business violates any law, regulation, judgment, agreement, order or decree applicable to any of them that, if enforced, could reasonably be expected to result in a Material Adverse Change with respect to the Parent or the Company. The Parent and the Company are not in breach of or in default under any applicable law or administrative regulation of its respective jurisdiction of incorporation, or any department, division, agency or instrumentality thereof or of the United States or any applicable judgment or decree or any loan agreement, note, resolution, certificate, agreement or other instrument to which the Parent or the Company is a party or is otherwise subject which, if enforced, would have a material adverse effect on the ability of the Parent or the Company, as the case may be, to perform its respective obligations under the Transaction Documents.
     (i) Accuracy of Information. The information relating to the operations of the Parent or the Company furnished to DCC by the Parent or the Company as set forth in Schedule 2.01 (i) hereto is accurate in all material respects. Neither the Parent nor the Company have knowledge of circumstances since the furnishing of such information that could reasonably be expected to cause a Material Adverse Change with respect to the Parent or the Company. Notwithstanding the foregoing, DCC acknowledges that the projections contained in such information furnished to DCC by the Parent or the Company set forth in Schedule 2.0 l(i) are based upon a number of estimates and assumptions and are subject to significant business, economic and competitive uncertainties and contingencies. Accordingly, no assurances are given and no representations are made by the Company or the Parent that any of the assumptions are correct, that the projections will be achieved or that the forward-looking statements expressed in such information will correspond to actual results.
     (j) Transaction Documents. Each of the representations and warranties of the Parent and the Company contained in the Existing Transaction Documents were true and correct in all material respects when made. Each of the representations and warranties of the Parent and the Company contained in the New Transaction Documents is true and correct in all material respects, and the Parent and the Company hereby make each such representation and warranty to, and for the benefit of, DCC as if the same were set forth in full herein.
     (k) Taxes. The Company and the Parent have filed prior to the date hereof all federal and state tax returns that are required to be filed and paid all taxes, including any assessments received by them that are not being contested in good faith, to the extent that such taxes have become due, except for any failures to file or pay that, individually or in the aggregate, would not result in a Material Adverse Change with respect to the Company.
     (1) Solvency; Fraudulent Conveyance. The Company and the Parent are solvent and will not be rendered insolvent by the Transaction (including, without limitation, any payment to be made hereunder by the Company) and, after giving effect to the Transaction (including, without limitation, any payment to be made hereunder by the Company), neither the Company nor the Parent will be left with an unreasonably small amount of capital with which to engage in its business, nor does the Company or the Parent intend to incur, or.believe that it has incurred, debts beyond its ability to pay as they mature. Neither the Company nor the Parent currently contemplates the commencement of insolvency, bankruptcy, liquidation or consolidation proceedings or the appointment of a receiver, liquidator, conservator, trustee or similar official in respect of the Company or the Parent or any of their assets. Neither the Parent nor the Company are entering into or have entered into any of the Transaction Documents, with any intent to hinder, delay or defraud any of the Parent’s or the Company’s creditors.
     (m) Principal Place of Business. The principal place of business of the Company is located in Essex, New Jersey, and the principal place of business of the Parent is located in Houston, Texas.
     (n) Insurance. The Company currently maintains insurance which meets or exceeds that required by Section 2.02(k) of this Agreement.
     Section 2.02 Affirmative Covenants of the Parent and the Company. The Parent and the Company hereby agree that, unless DCC shall otherwise expressly consent in writing:

     (a) Compliance With Agreements and Applicable Laws.The Parent and the Company each shall comply with all material requirements of any material law, rule, regulation or orders of any governmental authority applicable to it.
     (b) Partnership and Corporate Existence.Subject to the provision of Section 2.03(c), the Parent, its successors and assigns, and the Company, its successors and assigns, shall maintain their existence and shall at all times continue to be duly organized under the laws of their respective jurisdictions and duly qualified and duly authorized (as described in section 2.01 (a), (b) and (c) hereof) and shall conduct its business in accordance with the terms of its organizational documents. If any Partner holds 50% or more of the interests in the Company, the Company shall provide notice of the Partner holding such interest to DCC.
     (c) Financial Statements; Accountants’ Reports; Other Information. The Company and the Parent shall keep or cause to be kept in reasonable detail books and records of account of their assets and business, including, but not limited to, books and records relating to the Transaction. The Company and the Parent shall furnish or cause to be furnished to DCC:
          (i) Annual Financial Statements. As soon as available, and in any event within 120 days after the close of each fiscal year of the Company and the Parent the audited balance sheets of the Company and the Parent and their subsidiaries, if any, as of the end of such fiscal year and the related audited consolidated statements of income, changes in equity and cash flows for such fiscal year, all in reasonable detail and stating in comparative form the respective figures for the corresponding date and period in the preceding fiscal year, prepared in accordance with generally accepted accounting principles consistently applied and accompanied by the audit opinion of the Company’s and the Parent’s independent accountants (which shall be nationally recognized independent public accounting firms) and by the certificate specified in Section 2.02(d) hereof; and upon receipt by the Company or the Parent of an accountant’s management letter, the Company or the Parent, as applicable, will forward a copy of such management letter to DCC.
          (ii) Quarterly Financial Statements. As soon as available, and in any event within 60 days after each of the first three fiscal quarters of each fiscal year of the Company and the Parent, the unaudited balance sheets of the Company and the Parent and their subsidiaries, if any, as of the end of such fiscal quarter and the related unaudited statements of income, changes in equity and cash flows for such fiscal quarter, all in reasonable detail and stating in comparative form the respective figures for the corresponding date and period in the preceding fiscal year, prepared in accordance with generally accepted accounting principles consistently applied and accompanied by the certificate specified in Section 2.02(d) hereof.
          (iii) Budget. As soon as available, but no later than 30 days prior to the beginning of each fiscal year, a copy of the Company’s budget.

          (iv) Certain Information. Information required to be provided by the Company in accordance with a written undertaking of the Company, when and as required by Rule 15c2-12 promulgated by the SEC under the Securities Exchange Act, entered into in connection with the issuance of bonds on behalf of the Company.
          (v) Certain Information. Upon the reasonable request of DCC, the Parent and the Company shall promptly provide copies of any requested proxy statements, financial statements, reports and registration statements which the Parent or the Company files with, or delivers to, the SEC or any national securities exchange.
          (vi) Other Information. Promptly upon receipt thereof, copies of all schedules, financial statements or other similar reports delivered to or by the Parent or the Company pursuant to the terms of the Transaction Documents and, promptly upon request, such other data as DCC may reasonably request.
     DCC agrees that it and its agents, accountants and attorneys shall keep confidential all financial statements, reports and other information delivered by the Parent or the Company pursuant to this Section 2.02(c) to the extent provided in Section 2.02(e) hereof.
     DCC may waive any delivery requirement under this clause (c), provided that, upon the request of DCC, any delivery requirement so waived shall be reinstated.
     (d) Compliance Certificate. The Company and the Parent shall deliver to DCC, concurrently with the delivery of the financial statements required pursuant to Section 2.02(c)(i) and (ii) hereof, one or more certificates signed by an officer of the Company or an officer of the Parent, as applicable, in his capacity as such, authorized to execute such certificates on behalf of the Company and the Parent stating that:
          (i) to the best of such officer’s actual knowledge following reasonable inquiry, no Default or Event of Default has occurred or, if a Default or Event of Default has occurred, specifying the nature thereof and, if the Parent or the Company has a right to cure pursuant to the Transaction Documents, stating in reasonable detail (including, if applicable, any supporting calculations) the steps, if any, being taken by the Parent or the Company, as applicable, to cure such Default or Event of Default or to otherwise comply with the terms of the agreement to which such Default or Event of Default relates; and
          (ii) the attached financial statements submitted in accordance with Section 2.02(c)(i) or (ii) hereof, as the case may be, are complete and correct in all material respects and present fairly the financial condition and results of operations of the Company as of the dates and for the periods indicated, in accordance with generally accepted accounting principles consistently applied.

     (e) Right of Inspection; Access to Records; Discussions With Officers and Accountants. On reasonable written notice and at such reasonable times and as often as DCC may reasonably request, the Parent and the Company shall permit DCC or its authorized agents:
          (i) to visit and inspect any of the properties of the Company and to examine the books, records and accounts of the Parent and of the Company, and take copies and extracts thereof;
          (ii) to discuss the affairs, finances and accounts of the Parent or of the Company with the chief operating officer, the chief financial officer or other appropriate officer or representative of the Parent or of the Company; and
          (iii) with the Parent’s or the Company’s consent, as applicable, which consent shall not be unreasonably withheld, to discuss the affairs, finances and accounts of the Parent or the Company with the Parent’s or the Company’s independent accountants, provided that an officer of the Parent or the Company shall have the right to be present during such discussions.
     Such inspections and discussions shall be conducted during normal business hours and shall not unreasonably disrupt the business of the Parent or the Company. The books and records of the Parent shall be maintained at the address of the Parent designated herein for receipt of notices, unless the Parent shall otherwise advise the parties hereto in writing, and the books and records of the Company shall be maintained at the address of the Company designated herein for receipt of notices, unless the Company shall otherwise advise the parties hereto in writing.
     DCC agrees that it and its shareholders, directors, agents, accountants and attorneys shall keep confidential any matter of which it becomes aware through such inspections or discussions (unless readily available from public sources), except as may be otherwise required by regulation, law or court order or requested by appropriate governmental authorities or as necessary to preserve its rights or security under or to enforce the Transaction Documents, provided that the foregoing shall not limit the right of DCC to make such information available to its regulators, securities rating agencies, reinsurers, credit and liquidity providers, counsel and accountants.
     (f) Notice of Material Events. The Parent and the Company shall be obligated (which obligation shall be satisfied as to each if performed by the Parent or the Company) promptly to inform DCC in writing of the occurrence of any of the following to which the Parent or the Company, as applicable, has actual knowledge, to the extent any of the following relate to it:
          (i) (A) the submission of any claim or the initiation or threat of any legal process, litigation or administrative or judicial investigation or rule making or disciplinary proceeding by or against the Company or the Parent that (I) would be required to be disclosed to a NRMSIR or the Parent’s members or the Company’s partners or (II) could reasonably be expected to result in a Material Adverse Change with respect to the Company or the Parent, or the promulgation of any proceeding or any proposed or final rule which would result in a Material Adverse

Change with respect to the Company or the Parent or (B) the submission of any claim or the initiation or threat of any legal process, litigation or administrative or judicial investigation or rule making or disciplinary proceeding by or against the Parent or the Company that (I) is disclosed to a NRMSIR, the Parent’s members or the Company’s partners or (II) results in a Material Adverse Change with respect to the Parent or the Company, or the promulgation of any proceeding or any proposed or find rule, which would result in a Material Adverse Change with respect to the Parent or the Company;
          (ii) the submission of any claim or the initiation or threat of any legal process, litigation or administrative or judicial investigation in any federal, state or local court or before any arbitration board, or any such proceeding threatened by any government agency, which, if adversely determined, would result in a Material Adverse Change with respect to the Parent or the Company;
          (iii) any change in the location of the Parent’s or the Company’s principal office or any change in the location of the Parent’s or the Company’s books and records;
          (iv) the occurrence of any Default or Event of Default or of any Material Adverse Change;
          (v) the commencement of any proceedings by or against the Parent or the Company under any applicable bankruptcy, reorganization, liquidation, rehabilitation, insolvency or other similar law now or hereafter in effect or of any proceeding in which a receiver, liquidator, conservator, trustee or similar official shall have been, or may be, appointed or requested for the Parent or the Company or any of its or their assets; or
          (vi) the receipt of written notice that (A) any material license, permit, charter, registration or approval necessary for the conduct of the Parent’s or the Company’s business is to be or may be suspended or revoked, or (B) the Parent or the Company is to cease and desist any practice, procedure or policy employed by the Parent or the Company in the conduct of its business, and such cessation would result in a Material Adverse Change with respect to the Parent or the Company.
     (g) Further Assurances. The Parent and the Company shall, upon the request of DCC, from time to time, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, within 10 days of such request, such amendments hereto and such further instruments and take such further action as may be reasonably necessary to effectuate the intention, performance and provisions of the Transaction Documents.
     (h) Maintenance of Licenses. The Parent and the Company, respectively, or any successors thereof shall maintain or cause to be maintained all licenses, permits, charters and registrations which are material to the conduct of its business.

     (i) Ownership and Maintenance of Property. The Company will maintain title in fee simple to, or a valid leasehold interest in, or a valid right of way and easement or license over all real property required for the construction, development, ownership, operation and maintenance of the Facility. The Company will cause the Facility and all of its other properties, if any, to be operated and maintained, and cause all necessary repairs thereto and renewals and replacements thereof in compliance with Lease Agreement and the Service Agreement.
     (j) Payment of Taxes and Claims; Judgment Liens. The Company will duly pay all taxes, assessments and governmental charges or levies imposed upon it or upon its income or property prior to the date on which penalties attached thereto, will pay all lawful claims which, if unpaid, might become a lien upon any properties of the Company and will promptly discharge or cause to be discharged all liens (including, but not limited to, judgment liens), encumbrances and charges on any of its properties; provided, however, that the Company shall not be required to pay any tax, charge, assessment, claim or imposition, nor to remove any lien, charge or encumbrance, nor to comply with any law, ordinance, rule, order, regulation or requirement, so long as the Company shall contest in good faith the amount or validity thereof by taking such action, or failing to take such action, as may be appropriate to prevent the collection of or other realization upon the tax, assessment, levy, fee, rent, charge, claim, lien or encumbrance so contested and the sale, forfeiture or loss of any of the properties or revenues of the Company, to satisfy the same, provided (i) that such contest shall not subject DCC to any liability; and (ii) that the Company at all times effectively stays or prevents any official or judicial action detrimental to the interest of DCC or the title, use or operation of the properties of the Company. Each such contest shall be promptly prosecuted to final conclusion (subject to the right of the Company to settle any such contest), and in any event the Company will save DCC harmless against all losses, judgments, decrees and costs (including attorneys’ fees and expenses in connection therewith) and will, promptly after the final determination of such contest or settlement thereof, pay and discharge the amounts which shall be levied, assessed or imposed or determined to be payable therein, together with all penalties, fines, interests, costs and expenses thereon or in connection therewith. The Company shall give DCC prompt written notice of any such contest.
     (k) Maintenance of Insurance. The Company will comply with the insurance requirements set forth in the Lease Agreement. The Company agrees that it will not reduce the amount of such coverage, increase the deductibles nor become self-insured with respect to any such risks except as may be permitted pursuant to the terms of the Lease Agreement.
     (l) Closing Documents. The Company shall provide or cause to be provided to DCC a bound volume or volumes of the New Transaction Documents and an executed original copy of each document executed in connection therewith within 60 days after the date of closing. Upon the request of DCC, the Company shall provide or cause to be provided to DCC, to the extent reasonably possible, a copy of each of the New Transaction Documents on computer diskette, in a format acceptable to DCC.
     Section 2.03 Negative Covenants of the Parent and the Company. The Parent and the Company hereby agree that, unless DCC shall otherwise expressly consent in writing:

     (a) Impairment of Rights. Neither the Parent nor the Company shall take any action, or fail to take any action, if such action or failure to take action could reasonably be likely to result in a Material Adverse Change with respect to the Parent or the Company, or may interfere with the enforcement of any rights of DCC under or with respect to the Transaction Documents. The Parent and the Company shall give DCC written notice of any such action or failure to act promptly after knowledge thereof. The Parent and the Company shall furnish to DCC all information requested by it that is reasonably necessary to determine compliance with this Section 2.03(a).
     (b) Waiver, Amendments, Etc. Except as specifically set forth in the Transaction Documents, neither the Parent nor the Company shall waive, modify or amend, or consent to any waiver, modification or amendment of, any of the terms, provisions or conditions of any of the Transaction Documents. Neither the Parent nor the Company shall terminate any of the Transaction Documents without the prior written consent of DCC.
     (c) Consolidations, Mergers and Transfers; Equity Contribution Agreement. The Company agrees that at all times during the term of this Agreement, it will (i) maintain its existence as a general partnership organized under the laws of the State of New Jersey, (ii) continue to be a general partnership subject to service of process in the State of New Jersey, and (iii) not liquidate, wind-up or dissolve or otherwise dispose of all or substantially all of its property, business or assets remaining after the execution and delivery of this Agreement. The Company and the Parent further covenant and agree that they will not, without the prior written consent of DCC, admit new general partners of the Company nor permit any of the general partners of the Company on the date of execution and delivery of this Agreement to cease to be such general partner. The Parent shall not release Duke Capital or UAE from its obligations under the Equity Contribution Agreement without the prior written consent of DCC unless (i) such obligations are assumed by a Person that has a credit rating of at least investment grade from both Moody’s and S&P, or (ii) such Person secures such obligations with a letter of credit meeting the requirements of Section 2.4(a) of the Equity Contribution Agreement (without regard to any rating requirements therein with respect to an equity provider).
     (d) Operation. The Company shall not voluntarily vacate the Facility or discontinue operation of the Facility for more than 30 days other than due to the occurrence of a Force Majeure or an Uncontrollable Circumstance (as defined in the Service Agreement). The Company will not transfer or otherwise pass the Company’s interest in the Facility to any other Person without the prior written consent of DCC.
     (e) Valid and Binding Obligations. Neither the Parent nor the Company will at any time in the future deny that the Transaction Documents constitute the legal, valid and binding obligations of the Parent or the Company, as applicable.

ARTICLE III
AGREEMENT TO INDEMNIFY
     Section 3.01 Indemnification. In addition to any and all rights of indemnification or any other rights of DCC pursuant hereto or under law or equity, the Company, the Parent and any successors thereto agree to pay, and to protect, indemnify and save harmless, DCC and its officers, directors, shareholders, employees, agents and each person, if any, who controls DCC within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act from and against any and all claims, losses, liabilities (including penalties), actions, suits, judgments, demands, damages, costs or reasonable expenses (including, without limitation, reasonable fees and expenses of attorneys, consultants and auditors and reasonable costs of investigations) or obligations whatsoever paid by DCC (herein collectively referred to as “Liabilities”) of any nature arising out of or relating to the transactions contemplated by the Transaction Documents by reason of:
     (a) the misfeasance or malfeasance of, or negligence, bad faith, willful misconduct or theft committed by, the Company or the Parent, or any director, officer, employee or agent of the Company or the Parent;
     (b) the violation by the Company or the Parent of any applicable law in connection with any transactions arising from or related to this Agreement or the other Transaction Documents, including but not limited to, any federal or state securities, banking or antitrust laws, rules or regulations, any applicable environmental laws, or any applicable judgment, order or decree;
     (c) the failure of the Company or the Parent to perform or comply with the covenants or conditions of this Agreement or any of the other Transaction Documents;
     (d) enforcing or attempting to enforce any covenants or conditions of this Agreement or any of the other Transaction Documents, including, but not limited to, sums paid, liabilities incurred or expenses paid or incurred in connection with:
          (i) settlement of claims, suits or judgments under the Company Support Agreement;
          (ii) enforcing the terms of the Company Support Agreement;
          (iii) procuring or attempting to procure release from liability under the Company Support Agreement;
          (iv) recovering or attempting to recover losses or expenses paid or incurred in connection with the protection of the Facility, or with the Company Support Agreement, this Agreement or any of the other Transaction Documents or the transactions contemplated hereby and thereby; or

          (v) any amounts advanced by DCC to cure any default under the Transaction Documents (provided, however, that this provision shall not be construed as obligating and shall not in any way obligate DCC to cure any such default);
     (e) reliance by DCC upon representations and warranties made by the Company and the Parent;
     (f) any amendment, waiver or other action with respect to, or related to, any Transaction Document, whether or not executed or completed;
     (g) any property loss or damage or injury to or death of any person occasioned by any cause related to the Facility or the use thereof; or
     (h) any amounts paid in settlement of any litigation relating to the Company Support Agreement, the Facility, this Agreement, or the other Transaction Documents commenced or threatened against DCC or any of its officers, agents or employees.
     This indemnity provision shall survive the termination of this Agreement and shall survive until the statute of limitations has run on any causes of action which arise from one of these reasons and until all suits filed as a result thereof have been finally concluded.
     The foregoing notwithstanding, nothing in this Section 3.01 shall be construed to obligate the Company or the Parent to indemnify DCC against any liability, claims, loss, costs, damages, fees of attorneys, or other expenses to the extent any such liabilities, claims, losses, costs, damages, fees, or expenses are caused by, or are the result of, DCC’s negligence, willful misconduct or bad faith.
     Section 3.02 Notice; Assumption of Defenses; Counsel; Settlement. DCC will, promptly after receipt of notice of commencement of any action, suit or proceeding against it in respect of which indemnity may be sought from the Company or the Parent under this Agreement, notify the Company and the Parent in writing of the commencement of such action, suit or proceeding, enclosing a copy of all papers served. The Company or the Parent, as applicable, shall assume the defense thereof with counsel reasonably satisfactory to DCC. Such right and duty of the Parent or the Company to assume such defense shall include, in the exercise of the Parent’s or the Company’s discretion, the right to compromise and settle such action, but only with the prior written consent of DCC unless DCC is completely and unconditionally released from any and all liability pursuant to such compromise and settlement. DCC shall have the right to employ its own counsel in any such action, suit or proceeding the defense of which is assumed by the Company or the Parent in accordance with the terms of this Section, but the fees and expenses of such counsel shall be at the expense of DCC unless (i) the employment of counsel by DCC has been authorized by the Company or the Parent, as applicable, in writing, (ii) the Company or the Parent, as applicable, has failed to assume the defense of such action, suit or proceeding and employ counsel reasonably satisfactory to DCC in any such action, suit or proceeding or (iii) the named parties to any such action, suit or proceeding (including any impleaded parties) include both DCC and the Company or the Parent, as applicable, and the

Parent, the Company and DCC shall have concluded that representation of DCC and the Parent or the Company, as applicable, by the same counsel would be inappropriate due to actual or potential differing interests between DCC and the Parent and the Company, as applicable (in which case, if DCC notifies the Company or the Parent, as applicable, in writing that it elects to employ separate counsel at the expense of the Company or the Parent, as applicable, the Company or the Parent, as applicable, shall not have the right to assume the defense of such action, suit or proceeding on behalf of DCC). The Company or the Parent, as applicable, shall not be liable for any settlement of any action, suit or proceeding effected without its written consent to the extent that any such settlement shall be prejudicial to the Company or the Parent, as applicable, but, if settled with its written consent, or if there be a final judgment for the plaintiff in any such action, suit or proceeding with respect to which the Company or the Parent, as applicable, shall have received notice in accordance with this Section, the Company or the Parent, as applicable, agrees to indemnify and hold DCC harmless from and against any loss or liability by reason of such settlement or judgment.
     Section 3.03 Statement of Payments. An itemized statement of payments made by, or costs and expenses incurred by, DCC for any of the purposes specified in Article III, certified by an officer of DCC and accompanied by the voucher or vouchers for such payment, if available, shall be prima facie evidence of the liability of the Company or the Parent, as applicable, and, if the Company or the Parent, as applicable, fails to reimburse DCC within two business days of receipt of such statement of payments, interest shall be computed on such amount from the date of the payment made by DCC at the rate set out in Section 4.01(c) hereof.
ARTICLE IV
REIMBURSEMENT RIGHTS OF DCC
     Section 4.01 Reimbursement. DCC and its affiliates have retained the rights and will hold and retain such rights sets forth in the Company Support Agreement for the benefit of the Company and DCC is responsible for the obligations set forth in the Company Support Agreement. The Company and the Parent hereby assume, jointly and severally, responsibility for any Liabilities incurred by DCC and certain of its affiliates to the extent such Liabilities arise out of or result from DCC’s obligations under the Company Support Agreement and agree to make the following payments to DCC:
     (a) (i) the reimbursement, without demand or notice by DCC to the Company, the Parent, or any other person, of all payments made by DCC under the terms of the Company Support Agreement, (ii) the reimbursement of any and all reasonable charges and expenses which DCC may pay or incur relative to any payment under the Company Support Agreement, and (iii) interest on any and all such amounts in clause (i) and (ii) above from the date of payment by DCC of such amounts until payment thereof in full, at the Reimbursement Rate;
     (b) Any and all amounts due under Article III hereof and all other amounts required to be paid to DCC pursuant to the terms of this Agreement upon written notice from DCC of the amounts so owed; and

     (c) Interest on the amounts owed in clauses (a) or (b) of this Section 4.01 from the date of any payment due or paid as described in clause (a) and from the date of receipt of written notice from DCC, as provided in clause (b), at Citibank’s prime rate plus three percent (3%) per annum, said “prime rate” being the rate of interest publicly announced from time to time by Citibank, in New York, New York, as its prime or base rate (the “Reimbursement Rate”). The rate charged by DCC pursuant to the immediately preceding sentence shall change and take effect on the date specified in Citibank’s announcement of its change of its prime rate. The rate of interest shall be calculated on the basis of a 365 or 366-day year, as the case may be, for the actual number of days accrued. If the interest provisions of this clause (c) shall result in an effective rate of interest which, for any period, transcends the limit of the usury or any other laws applicable to the indebtedness created herein, then all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice between or by any party hereto, be applied as additional interest for any later periods of time when amounts are outstanding hereunder to the extent that interest otherwise due hereunder for such periods plus such additional interest would not transcend the limit of the usury or such other laws, and any excess shall be applied upon principal immediately upon receipt of such moneys by DCC, with the same force and effect as if the Company had specifically designated such extra sums to be so applied and DCC had agreed to accept such extra payment(s) as additional interest for such later periods. In no event shall any agreed-to or actual exaction as consideration for the indebtedness created herein transcend the limits imposed or provided by the law applicable to this transaction for the use or detention of money or for forbearance in seeking its collection.
     Section 4.02 Payment Procedure. All payments to be made to DCC under this Agreement shall be made to DCC in lawful currency of the United States of America in immediately available funds at the notice address for DCC as specified in Section 7.03 hereof on the date when due or as DCC shall otherwise direct by written notice to the other parties hereto.
ARTICLE V
EVENTS OF DEFAULT
     Section 5.01 Events of Default Described. The happening of any one or more of the following events shall constitute an “Event of Default” and, upon the occurrence of any such Event of Default, DCC may exercise the remedies specified herein:
     (a) Failure by the Company or the Parent to make any payment required by Article IV hereof and such failure continues for thirty (30) days after such payment has become due and payable;
     (b) Any representation of or warranty by the Company or the Parent made in this Agreement or the New Transaction Documents or in any certificate, financial or other statement furnished hereunder or under the New Transaction Documents is untrue in any material respect, and such breach of a representation or warranty is not cured within 30 days after written notice given by DCC to the Company and the Parent;

     (c) The failure of the Company or the Parent to observe or perform in any material respect any covenant, condition or provision of (i) this Agreement and such failure is not cured within thirty (30) days after written notice given by DCC to the Company and the Parent, provided, however, that if such default cannot be fully remedied within such 30-day period, but can reasonably be expected to be fully remedied, such default shall not constitute an Event of Default if the Company or the Parent, as applicable, institutes corrective action within such period and diligently pursue the curing of such default until the default is corrected, but in no event longer than 60 days after the receipt of such notice, or (ii) any Transaction Document other than this Agreement and such failure is not cured within the cure period set forth in the applicable Transaction Document after written notice given by DCC to the Company and the Parent;
     (d) decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or the appointment of a conservator or receiver or liquidator or other similar official in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Company or the Parent and such decree or order shall have remained in force undischarged or unstayed for a period of 90 consecutive days;
     (e) the Company or the Parent shall consent to the appointment of a conservator or receiver or liquidator or other similar official in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Company or the Parent or of or relating to all or substantially all of the property of either;
     (f) the Company or the Parent shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of or otherwise voluntarily commence a case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;
     (g) Any material amendment to the New Transaction Documents shall have been made without the prior written consent of DCC;
     (h) Any material provision of this Agreement or the Transaction Documents to which the Company or the Parent is a party shall at any time for any reason cease to be valid and binding, unless by their terms they cease to be valid and binding, on the Company or the Parent or shall be declared to be null and void, or the validity or enforceability of any thereof shall be contested by the Company or the Parent or any governmental agency or authority, or if the Company or the Parent shall deny that it has any further liability or obligation under this Agreement or the Transaction Documents to which it is a party;
     (i) The assignment, in whole or in part, without the prior written consent of DCC, by the Company or the Parent of any of their rights or obligations under the Transaction Documents;

     (j) The occurrence and continuance of an event of default under the Conditional Sale Agreement; or
     (k) The occurrence and continuance of an event of default by the Company under the Service Agreement.
     Section 5.02 Remedies. Whenever an Event of Default referred to in Section 5.01 hereof shall have happened and be continuing, DCC may take any one or more of the following remedial steps:
     (a) Exercise any rights of subrogation it may have under the Company Support Agreement;
     (b) By written notice to the Company or the Parent, declare all indebtedness of every type or description owed by the Company or the Parent, as applicable, to DCC under this Agreement or the Company Support Agreement to be immediately due and payable, and the same shall thereupon be immediately due and payable; or
     (c) Take whatever other action at law or in equity as may appear necessary or desirable to collect the amounts then due under this Agreement or to enforce performance and observance of any obligation, agreement or covenant of the Company or the Parent under this Agreement or any Transaction Document to which the Company or the Parent is a party.
     Section 5.03 Waivers.
     (a) No failure by DCC to exercise, and no delay by DCC in exercising, any right hereunder shall operate as a waiver thereof. The exercise by DCC of any right hereunder shall not preclude the exercise of any other right, and the remedies provided herein to DCC are declared in every case to be cumulative and not exclusive of any remedies provided by law or equity.
     (b) DCC shall have the right, to be exercised in its complete discretion, to waive any Event of Default hereunder, by a writing setting forth the terms, conditions and extent of such waiver signed by DCC and delivered to the Company and the Parent. Unless such writing expressly provides to the contrary, any waiver so granted shall extend only to the specific event or occurrence which gave rise to the Event of Default so waived and not to any other similar event or occurrence which occurs subsequent to the date of such waiver.

ARTICLE VI
OBLIGATIONS OF COMPANY AND THE PARENT ABSOLUTE
     Section 6.01 Obligations Absolute. The obligations of the Company and the Parent under this Agreement shall be absolute, unconditional and irrevocable and shall be paid or performed strictly in accordance with the terms of this Agreement under all circumstances whatsoever, including, without limitation, the following circumstances:
     (a) an event of default under any Transaction Document or any other instrument or document, any disability or defense under or with respect to any Transaction Document or any other instrument or document or the breach of any warranty, representation or covenant of the Company or the Parent contained herein or in any Transaction Document;
     (b) the lack of validity, enforceability or legality or any termination, expiration, cancellation, revocation of consent with respect to, amendment, modification, extension, failure to extend waiver of or in connection with or any default under the Company Support Agreement or any of the other Transaction Documents or any other instrument or document whatsoever;
     (c) the existence of any claim, setoff, defense or other right which the Company or the Parent may have at any time against DCC, the Port Authority or any other Person, whether in connection with this Agreement, the transactions contemplated herein or in the Transaction Documents or any unrelated transactions;
     (d) payment by DCC under the Company Support Agreement under circumstances which do not comply with the terms of the Company Support Agreement, provided that such payment shall not have constituted gross negligence or willful misconduct on the part of DCC;
     (e) any party makes any assignment or transfer under or in connection with any Transaction Document or conveys, transfers or leases all or any part of the Facility or all or part of its assets (including substantially all of its assets as an entity) or consolidates or merges with another corporation or takes any action similar to the foregoing;
     (f) the Company ceases to use or operate the Facility for any reason whatsoever or any Person in any way impedes the Company’s use of the Facility or deprives the Company of its benefits under or in connection with the Transaction Documents or the transactions contemplated thereunder;
     (g) any inability of the Company to have use and occupancy of the Facility or any part thereof (or any interference (wrongful or otherwise) with such use and occupancy by any other Person whatsoever) for any reason whatsoever, including, but not limited to, the default by the Company or any other Person whatsoever under any of the Transaction Documents or any other instrument or document;
     (h) the dissolution or liquidation of the Company or the Parent or the release or discharge of the Company or the Parent in any creditors’, receivership, bankruptcy or any similar proceedings;

     (i) the impairment, limitation or modification of the liability of the Company or the Parent or their estates in bankruptcy, or of any remedy for the enforcement of such liability, resulting from the operation of any present or future provision of any statute relating to bankruptcy or insolvency or from the decision of any court having jurisdiction over any such party or their respective estates or the rejection or disaffirmance of any Transaction Document in any creditors’, receivership, bankruptcy or other similar proceedings; or
     (j) Force Majeure.
     Section 6.02 Waivers and Consents. The Company, the Parent and any and all others who are now or may become liable for all or part of the obligations of the Company or the Parent under this Agreement agree to be bound by this Agreement and (i) to the extent permitted by law, waive and renounce any and all redemption and exemption rights and the benefit of all valuation and appraisement privileges against the indebtedness and obligations evidenced by any Transaction Document or by any extension or renewal thereof; (ii) waive presentment and demand for payment, notices of nonpayment and of dishonor, protest of dishonor and notice of protest; (iii) waive all notices in connection with the delivery and acceptance hereof and all other notices in connection with the performance, default or enforcement of any payment hereunder, except as required by the Transaction Documents; (iv) waive all rights of abatement, diminution, postponement or deduction, or any defense other than payment, or any right of setoff or recoupment arising out of any breach under any of the Transaction Documents by any party thereto or any beneficiary thereof, or out of any obligation at any time owing to the Company or the Parent; (v) agree that its liabilities hereunder shall, except as otherwise expressly provided in this Article VI, be unconditional and without regard to any setoff, counterclaim or the liability of any other Person for the payment hereof; (vi) agree that any consent, waiver or forbearance hereunder with respect to an event shall operate only for such event and not for any subsequent event; (vii) consent to any and all extensions of time that may be granted by DCC with respect to any payment hereunder or other provisions hereof and to the release of any security at any time given for any payment hereunder, or any part thereof, with or without substitution, and to the release of any Person or entity liable for any such payment; and (viii) consent to the addition of any and all other makers, endorsers, guarantors and other obligors for any payment hereunder, and to the acceptance of any and all other security for any payment hereunder, and agree that the addition of any such obligors or security shall not affect the liability of the parties hereto for any payment hereunder.
     Section 6.03 Survival of Termination. Notwithstanding the termination, expiration, cancellation or revocation of this Agreement or any of the Transaction Documents for any reason whatsoever, the obligations of (i) the Company and the Parent under Article III hereof, and (ii) the Company and the Parent to make payments pursuant to Article IV hereof, shall survive as an absolute, unconditional, irrevocable and unilateral contractual obligation of the Company and the Parent. The obligation of the Company and Parent to make payments pursuant to Article IV hereof shall be severable from and independent of any other obligations of the Company or the Parent under this Agreement.
     Section 6.04 Validity of Agreement. The Company and the Parent agree that the validity of this Agreement and the obligations of the Company and the Parent hereunder shall in no way be terminated, affected or impaired by reason of any failure of DCC to insist upon strict performance by the Company or the Parent under this Agreement or by the assertion by DCC against the Company or the Parent of any of the rights or remedies reserved to DCC under the provisions of this Agreement or by the withdrawal, discontinuance or settlement of any judicial or other proceedings brought by DCC against the Company or the Parent.
     Section 6.05 Liability Not Affected. The liability of the Company or the Parent hereunder shall in no way be affected by:
     (a) the release or discharge of the Company or the Parent in any creditors’, receivership, bankruptcy or other similar proceedings;
     (b) the impairment, limitation or modification of the liability of the Company or the Parent or the estate thereof in bankruptcy, or of any remedy for the enforcement of the Company’s or the Parent’s such liability under any of the Transaction Documents, resulting from the operation of any present or future provision of any applicable bankruptcy law or any other statute or from the decision of any court having jurisdiction over the Company or the Parent or the estate thereof;
     (c) the rejection or disaffirmance of any of the Transaction Documents in any creditors’, receivership, bankruptcy or other similar proceedings; or
     (d) any defense of the Company or the Parent other than payment by DCC under the Company Support Agreement which constitutes gross negligence or willful misconduct on the part of DCC.
     Section 6.06 Payment; Joint and Several Obligations. The amounts due under this Agreement shall be due and payable by the Company and the Parent whether or not the Company or the Parent has made all or any part of the payments required to be made by the Company or the Parent under any of the Transaction Documents. The obligations of the Company and the Parent under this Agreement are joint and several obligations of the Company and the Parent.
     Section 6.07 No Prohibition. Nothing herein shall be construed as prohibiting the Company or the Parent from pursuing any rights or remedies it may have against any other Person in a separate legal proceeding.
ARTICLE VII
MISCELLANEOUS PROVISIONS
     Section 7.01 Amendments, Changes and Modifications. This Agreement may be amended, changed, modified, altered or terminated only with the prior written approval of DCC, the Company and the Parent.
     Section 7.02 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CHOICE OF LAW PROVISIONS.

     Section 7.03 Notices. All notices hereunder shall be sufficiently given and shall be deemed given when delivered or mailed by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to DCC, to:	Duke Capital Corporation
Mail Code: PB03T
422 South Church Street
Charlotte, North Carolina 28202
Attention: Charles H. Wilson, Director-Business Unit Finance
Facsimile No.: (704) 382-6632

Duke Capital Corporation
Mail Code: PB03T
422 South Church Street
Charlotte, North Carolina 28202
Attention: Stephen G. DeMay, Vice President, Business
Unit Finance
Facsimile No.: (704)373-3699

Company:	American REF-FUEL Company of Essex County
50 Tice Boulevard
Woodcliff Lake, New Jersey 07675
Attention: President
Facsimile: (201)307-1020

Parent:	American REF-FUEL Company of Essex County
50 Tice Boulevard
Woodcliff Lake, New Jersey 07675
Attention: President
Facsimile: (201)307-1020
Any party may, by notice given hereunder, designate any further or different addresses to which subsequent notices, certificates or other communications shall be sent.
     Section 7.04 Severability. In the event any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof. The parties hereto further agree that the holding by any court of competent jurisdiction that any remedy pursued by any party hereto is unavailable or unenforceable shall not affect in any way the ability of such party to pursue any other remedy available to it.
     Section 7.05 Headings. The headings of Articles and Sections and the Table of Contents contained in this Agreement are provided for convenience only. They form no part of this Agreement and shall not affect its construction or interpretation. Unless otherwise indicated, all references to Articles and Sections in this Agreement refer to the corresponding Articles and Sections of this Agreement.

     Section 7.06 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original and all of which together shall constitute but one and the same instrument.
     Section 7.07 No Rights Conferred on Others. Nothing in this Agreement shall confer any right upon any person other than DCC, the Company and the Parent.
     Section 7.08 Liability of DCC. Neither DCC nor any of its officers, directors or employees shall be liable or responsible for the validity, sufficiency, accuracy or genuineness of documents delivered to DCC in connection with any claim under the Company Support Agreement, or of any signatures thereon, even if such documents or signatures should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged (unless DCC shall have actual knowledge thereof). In furtherance and not in limitation of the foregoing, DCC may accept documents that appear on their face to be in order, without responsibility for further investigation.
     Section 7.09 Term. The term of this Agreement shall commence on the date hereof and shall end on the date all amounts due and owing to DCC under the this Agreement and pursuant to any rights of subrogation DCC may have under the Company Support Agreement and any other Transaction Documents, are paid in full as evidenced by a certificate of DCC to such effect delivered within 90 days after all such amounts are paid in full.
     Section 7.10 Consent to Jurisdiction.
     (a) The parties hereto hereby irrevocably submit to the jurisdiction of the United States District Court for the Southern District of New York and any court in the State of New York located in the City and County of New York, and any appellate court from any thereof, in any action, suit or proceeding brought against it and to or in connection with the Company Support Agreement or any of the Transaction Documents or the transactions contemplated thereunder or for recognition or enforcement of any judgment, and the parties hereto hereby irrevocably and unconditionally agree that all claims in respect of any such action or proceeding may be heard or determined in such New York state court or, to the extent permitted by law, in such federal court. The parties hereto agree that a final judgment in any such action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. To the extent permitted by applicable law, the parties hereto hereby waive and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the related documents or the subject matter thereof may not be litigated in or by such courts.
     (b) To the extent permitted by applicable law, the parties hereto shall not seek and hereby waive the right to any review of the judgment of any such court by any court of any other nation or jurisdiction which may be called upon to grant an enforcement of such judgment.
     (c) Nothing contained in this Agreement shall limit or affect the any party’s right to serve process in any other manner permitted by law or to start legal proceedings relating to any of the Transaction Documents against any party hereto or its or their property in the courts of any jurisdiction.
     Section 7.11 Trial by Jury Waived. Each party hereto hereby waives, to the fullest extent permitted by law, any right to a trial by jury in respect of any litigation arising directly or indirectly out of, under or in connection with the Company Support Agreement or any of the Transaction Documents or any of the transactions contemplated thereunder. Each party hereto (a) certifies that no representative, agent or attorney of any party hereto has represented, expressly or otherwise, that it would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into the Transaction Documents to which it is a party by, among other things, this waiver.
     Section 7.12 Consent of DCC. In the event that the consent of DCC is required under any of the Transaction Documents, the determination whether to grant or withhold such consent shall be made by DCC in its reasonable discretion without any implied duty towards any other Person.
     Section 7.13 Assignments; Third-Party Rights.
     (a) This Agreement shall be a continuing obligation of the parties hereto and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither the Parent nor the Company may assign its rights under this Agreement, or delegate any of its duties hereunder without the prior written consent of DCC. Any assignment made in violation of this Agreement shall be null and void.
     (b) Any consent by DCC to any action of assignment or transfer shall be made solely by DCC in its absolute discretion and shall be held to apply only to the specific transaction thereby authorized. Such consent shall not be construed as a waiver of the duty of the Company or the Parent, or the successors, assigns or transferees of the Company or the Parent, to obtain from DCC consent to any other or subsequent assignment or transfer, or as modifying or limiting the rights of DCC under the foregoing covenant by the Company and the Parent and shall be subject to such conditions that DCC in its sole discretion shall require.
     (c) In addition, DCC shall be entitled to assign or pledge to any bank or other lender providing liquidity or credit with respect to the Transaction or the obligations of DCC in connection therewith any rights of DCC under the Transaction Documents or with respect to any real or personal property or other interests pledged to DCC, or in which DCC has a security interest, in connection with the Transaction.
     (d) The Parent and the Company agree that DCC shall have all rights of a third-party beneficiary in respect of the Transaction Documents to which it is not a signing party, in accordance with their respective terms, and hereby incorporate and restate their covenants as set forth therein for the benefit of DCC.
     Section 7.14 Parties Will Not Institute Insolvency Proceedings. So long as this Agreement is in effect, and for one year and one day following its termination, neither the Parent nor the Company will file any involuntary petition or otherwise institute any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding or other proceedings under any federal or state bankruptcy or similar law against the Company or the Parent.
     Section 7.15 Entire Agreement. The Transaction Documents and the Company Support Agreement set forth the entire agreement between the parties with respect to the subject matter thereof, and this Agreement supersedes and replaces any agreement or understanding that may have existed between the parties prior to the date hereof in respect of such subject matter.
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     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its respective name by its duly authorized officer, all as of the date first above written.

DUKE CAPITAL CORPORATION

By	/s/ Stephen G. DeMay

Name: Stephen G. DeMay
Title: Vice President, Business Unit Finance

AMERICAN REF-FUEL COMPANY OF ESSEX COUNTY

By	[ILLEGIBLE]

Title Vice President — Treasurer

AMERICAN REF-FUEL COMPANY LLC

By	[ILLEGIBLE]

Title Vice President — Treasurer

EXHIBIT C
1985 1995 2000 2005 LATE 1980s Project Development; Original Support Agreement 1997 APCI Divestiture; Amended & Restated Support Agreement 2001 BFI Divestiture; Creation of ARC LLC; Reimbursement Agreement 2003 Duke Divestiture; Duke Agreement

EXHIBIT D
Covanta ARC Holdings Inc. (fka American Ref-Fuel Holdings Corp., fka United American Energy Holdings Corp.) MSW II MSW I (Issuer) ESSEX BFI Covanta ARC LLC (fka American Ref-Fuel Company LLC, fka Duke/UAE Holdings LLC) Reimbursement Reimbursement Support Service Agreement DUKE CAPITAL Reimbursement Support _______ Ownership _ _ _ _ _ Contract Ref-Fuel Holdings LLC Reimbursement Annual Payments (Duke Agreement) PORT AUTHORITY

EXHIBIT E
     The following chart reflects Ref-Fuel’s current ownership structure (certain intermediary companies not presented):

(1)	To simplify the presentation, the ownership shown includes a 49.9% membership interest directly held by MSW Energy Holdings II and a 0.1% membership interest held by ARC II Corp. (formerly known as UAE Ref-Fuel II Corp.), a wholly owned subsidiary of MSW Energy Holdings II.

(2)	MSW Energy Holdings holds its 49.8% membership interest through its wholly-owned subsidiary, MSW Energy Hudson LLC. MSW Energy Holdings also has the right to vote an additional 0.2% interest held by Duke Energy Corporation.

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